SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated October 3, 2005

Nokia Corporation

Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.	Nokia Press Release dated September 02, 2005 and titled: Nokia Donating $1 Million to American Red Cross for Immediate Needs of Gulf Coast States

2.	Nokia Press Release dated September 02, 2005 and titled: Dutch Mobile TV pilot on air in Amsterdam

3.	Nokia Press Release dated September 05, 2005 and titled: EADS acquisition of Nokia’s Professional Mobile Radio business successfully completed

4.	Nokia Press Release dated September 05, 2005 and titled: Nokia launches Mile High Pinball game website

5.	Nokia Press Release dated September 06, 2005 and titled: Nokia delivers EDGE network to sunrise in Switzerland

6.	Nokia Press Release dated September 07, 2005 and titled: Nokia launches annual Recognition Program for Mobile Application Developer Companies

7.	Nokia Press Release dated September 07, 2005 and titled: ‘State of Workforce Mobility’ study sheds light on use and understanding of mobile technology

8.	Nokia Press Release dated September 07, 2005 and titled: Nokia to serve as one-stop resource for businesses enabling workforce mobility

9.	Nokia Press Release dated September 08, 2005 and titled: Nokia supplies WCDMA 3G network including HSDPA to Eurotel in the Czech Republic

10.	Nokia Press Release dated September 09, 2005 and titled: Exercises with stock options of Nokia Corporation

11.	Nokia Press Release dated September 13, 2005 and titled: Nokia Brings Mobile email Solution to the Corporate Masses with Nokia Business Center

12.	Nokia Press Release dated September 13, 2005 and titled: Nokia Expands Business Portfolio with Mobile email

13.	Nokia Press Release dated September 15, 2005 and titled: System Rush Demo Now Available for Download

14.	Nokia Press Release dated September 15, 2005 and titled: movistar chooses Nokia to expand its GSM/GPRS mobile network in Chile

15.	Nokia Press Release dated September 16, 2005 and titled: Travel the Virtual World with New Screens from System Rush on the N-Gage Platform

16.	Nokia Press Release dated September 19, 2005 and titled: Nokia joins Eclipse foundation as strategic developer and board member

17.	Nokia Press Release dated September 19, 2005 and titled: Rock And Roll On The Go With the Nokia 6630 Music Edition

18.	Nokia Press Release dated September 20, 2005 and titled: Strap on Your Seatbelts - System Rush On The N-Gage Platform Speeds into Retail Stores

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19.	Nokia Press Release dated September 21, 2005 and titled: Vodafone selects the Nokia 6680 smartphone in its Japanese lineup

20.	Nokia Press Release dated September 21, 2005 and titled: Nokia Introduces Nokia 2652, fold design for new growth markets, Major milestone reached - one billionth Nokia mobile phone sold this summer

21.	Nokia Press Release dated September 22, 2005 and titled: Nokia opens its first 3G Mobile Services Development Center in Taiwan

22.	Nokia Press Release dated September 22, 2005 and titled: Mobile TV trial goes live in UK

23.	Nokia Press Release dated September 22, 2005 and titled: Nokia and T-Mobile Combine Form and Function in Latest Flip Phone

24.	Nokia Press Release dated September 23, 2005 and titled: Nokia to supply Connect eRefill solution to Jiangxi MCC in China

25.	Nokia Press Release dated September 23, 2005 and titled: Games Workshops UK Games Day showcases Warhammer 40,000®: Glory in Death(TM) on the N-Gage Platform

26.	Nokia Press Release dated September 26, 2005 and titled: Nokia 3250: A music phone with a twist.

27.	Nokia Press Release dated September 26, 2005 and titled: Nokia Introduces “XpressMusic” - A Dedicated Mobile Music Feature Brand

28.	Nokia Press Release dated September 26, 2005 and titled: Nokia to supply Push to talk and Presence to Etisalat in the UAE

29.	Nokia Press Release dated September 26, 2005 and titled: Nokia selected as WCDMA 3G radio access network supplier by Danish TDC Mobile

30.	Nokia Press Release dated September 26, 2005 and titled: First Ever Handheld Version of Settlers of Catan Arrives On The N-Gage Platform

31.	Nokia Press Release dated September 27, 2005 and titled: Nokia and CHT jointly organize first Mobile Film Festival in Asia Pacific

32.	Nokia Press Release dated September 27, 2005 and titled: Rule the road with Nokia’s NitroSpin Racer

33.	Nokia Press Release dated September 27, 2005 and titled: Nokia launches a collection of connected multiplayer casual games for Java enabled handsets

34.	Nokia Press Release dated September 28, 2005 and titled: Consumer Mobile TV Trial Goes Live in France

35.	Nokia Press Release dated September 28, 2005 and titled: Nokia N70 starts shipping

36.	Nokia Press Release dated September 28, 2005 and titled: Cingular, Nokia ‘Connect’ with Nokia 9300

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2005		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel

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PRESS RELEASE

September 2, 2005

Nokia Donating $1 Million to American Red Cross for Immediate Needs of Gulf Coast States

Irving, Texas, USA – To aid in continued efforts to provide food and shelter to people affected by Hurricane Katrina’s devastation, Nokia has made a donation of $1 million to the American Red Cross. The Red Cross has placed priority on meeting the most urgent and critical needs of emergency shelter, food and water.

Mobile phones will be donated to the Red Cross at shelters in Dallas, Houston, and San Antonio, Texas, to help evacuees contact family members. Nokia is also providing support to wireless network operators working to re-establish service in the areas affected by Hurricane Katrina.

Nokia will also match employee contributions to disaster relief efforts at 100 percent.

“We are deeply saddened by the events of this week in the Gulf Coast States, and on behalf of our employees, express our sympathies to those affected by Hurricane Katrina,” said Timothy Eckersley, senior vice president, Nokia. “We at Nokia feel especially compelled to be involved in relief efforts given our long-standing relationship with the City of New Orleans, most notably through the Nokia Sugar Bowl. We are committed to serving the immediate and long-term needs of the citizens of New Orleans.”

We encourage other companies and individuals to continue contributing as you can. If you are interested in donating to the American Red Cross, please visit their Web site at www.redcross.org, or call 1-800-HELP NOW.

About Nokia

Nokia has a positive impact on society that extends beyond the advanced technology, products and services the company creates. Through its cooperation with the International Youth Foundation and other regional philanthropic and social responsibility programs, the company prepares young people to embrace opportunities created by the global economy and new technological advancements. The company has been an active regional contributor to youth and education causes for many years, with Nokia employees making their own contributions as volunteers in a range of programs throughout the world. More information about Nokia is available at www.nokia.com.

Media Inquiries:

Nokia, Americas

Communications

Tel: +1 972 894 4573

E-mail: communication.corp@nokia.com

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

PRESS RELEASE

September 2, 2005

Dutch Mobile TV pilot on air in Amsterdam

Ijsselstein, the Netherlands - Especially for this years’ ICB Nozema Services, together with Nokia and Elti has made the DVB-H service bouquet, used in the Dutch Mobile TV pilot in the city of The Hague, also available in and around the Amsterdam RAI exhibition centre. From 8-13 September DVB-H demonstrations are held at various stands, including those of Digitag, Nokia, Elti and DVB.

In the Dutch Mobile TV project Nozema Services works together with KPN, Digitenne and Nokia to test the technical and commercial aspects of broadcast mobile TV using the DVB-H standard. With DVB-H (Digital Video Broadcasting-Handheld), broadcast content can be offered with a very high picture and audio quality to large numbers of mobile users.

An important part of the study will consist of evaluating the opportunities for interactive services made possible by combining a broadcast service with a mobile network.

For this pilot Nozema Services and Nokia have implemented a Nokia IPDC service system. The service system schedules and processes the incoming video and audio services and transforms them into a valid DVB-H signal. A special pilot network of dedicated transmitters takes care of the on-air distribution of the signal in a region covering a large part of the city of the Hague as well as the connecting rail-and motorways.

Using the Nokia 7710 smartphones several hundred people working and living in the area can so enjoy- and test – the exciting features of mobile TV.

Nozema Services

Nozema Services, founded in 1935, designs, builds, manages and operates transmission networks and head-ends for broadcasting and telecommunications. More than 16 million people rely on Nozema Services  for the day to day reception of their radio and television programs through more than 150 stations. Nozema Services was the first company to design and implement a network for digital television based on portable indoor reception. www.nozemaservices.com

Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nozema Services N.V.

tel. +31 30 68 62 578

e-mail: p.soen@nozemaservices.com

Nokia, Multimedia

Communications

tel. +358 7180 45725

www.nokia.com

PRESS RELEASE

September 5, 2005

EADS acquisition of Nokia’s Professional Mobile Radio business successfully completed

• EADS becomes a global player for secure telecommunication through leading TETRA and TETRAPOL technologies

• New line of business EADS Secure Networks offers innovative solutions through the two major technology platforms

Munich, Germany  – The acquisition of Nokia’s Professional Mobile Radio (PMR) activities by EADS is now finalized. In late July, the European Commission approved the purchase within the framework of EU law concerning monopolies and competition. With immediate effect, all PMR activities within EADS have been grouped together to form the new founded line of business EADS Secure Networks.

The launch of EADS Secure Networks marks a new era in the European PMR industry. Through its ability to offer homeland security and mission critical solutions, EADS Systems House DCS has firmly established itself as a competitive global player in the market. EADS is the only company in the world that can offer highly secure, digital radio communication systems and terminals based on the two leading digital radio standards, TETRA and TETRAPOL. As the largest European PMR vendor, EADS sees strong opportunities in tapping new sales potentials worldwide.

The two technologies will be further developed so that existing and new customers can be offered the best solution for their respective individual requirements.

EADS Secure Networks business is a global market leader in this sector, having set up 130 digital radio networks in 56 countries, more than 30 of which are nation-wide.

The Defence and Communications Systems (DCS) Business Unit is the “Systems House” of EADS and is part of the EADS Defence & Security Systems Division (DS). EADS Defence & Security Systems, with revenues of about € 5.4 billion in 2004 and roughly 23,000 employees across ten nations, forms the defence and security pillar within EADS. It offers integrated systems solutions to the new challenges confronting armed forces and homeland security units. It is active in the areas of military aircraft, missile systems, Intelligence, Surveillance and Reconnaissance (ISR) systems with manned and unmanned aerial vehicles (UAVs), battlefield management systems, defence electronics, sensors and avionics, and related services.

About EADS

EADS is a global leader in aerospace, defence and related services. In 2004, EADS generated revenues of € 31.8 billion and employed a workforce of about 110,000.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

EADS

Michael Meissner

Tel: +49 (0) 89 607 34850

E-mail: michael.meissner@eads.com

Nokia, Networks

Communications

Tel: +358 7180 38198

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

September 5, 2005

Nokia launches Mile High Pinball game website

Experience a Higher Level of Pinball at www.MileHighPinball.com

Espoo, Finland - Nokia today announced that Mile High Pinball’s official website has gone live with game trailers, screenshots and wireless downloads. Developed exclusively for the N-Gage platform, Mile High Pinball offers an in-depth mobile pinball experience. Visit the official Mile High Pinball website at www.MileHighPinball.com.

Mile High Pinball takes full advantage of the N-Gage Arena with tournaments and customization options, and the official website adds to the experience. Players will be able to see their rankings, view and download user-created pinball boards, and check out the characteristics of the different pinballs online through the official website. These features are expected to be available on the website when Mile High Pinball ships to stores.

Mile High Pinball is developed by Bonus.com, and brings players non-stop pinball action with boss levels, power up items and more than 80 stages. Mile High Pinball is expected to be available this fall.

About N-Gage

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online high-quality 3D multiplayer gameplay over Bluetooth wireless technology and GPRS. The N-Gage device also offers unique online games services as well as a comprehensive and growing games catalogue from the leading game publishers. Nokia is the world leader in mobile communications. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation.

Media Enquiries:

Nokia, Multimedia

Communications

Tel: +358 7180 45667

E-mail: press.office@nokia.com

Nokia, Americas

Press Desk

Tel: +1 972 894 4573

E-mail: n-gage.media@nokia.com

Nokia, Asia Pacific

Communications

Tel: +65 6723 2323

E-mail: communications.apac@nokia.com

www.n-gage.com/press

www.nokia.com

For assets go to www.extranet.n-gage.com

Copyright © 2005 Nokia. All rights reserved. Nokia, N-Gage and Mile High Pinball are trademarks or registered trademarks of Nokia Corporation. Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information.

PRESS RELEASE

September 6, 2005

Nokia delivers EDGE network to sunrise in Switzerland

Espoo, Finland - Nokia has signed an agreement to supply a nationwide EDGE radio network to Swiss operator sunrise, enabling sunrise’s customers to enjoy advanced multimedia mobile services, such as multimedia messaging and live video streaming.

The agreement covers the delivery of Nokia’s newest generation of base stations, the UltraSite, plus relevant turnkey services for network deployment.  Deliveries have already begun for the smooth rollout and build up of sunrise’s EDGE network, which is expected to be commercially launched by the end of 2005.

“sunrise, recognized as an innovator in the Swiss market, is committed to providing exciting and user-friendly high quality services, and Nokia has clearly demonstrated its support for this goal,” says Bo Chamberlain, CTO, Executive Director Network.  “As the most cost effective solution for greatly expanding the reach of multimedia services, EDGE is key to our aim of providing the best possible mobile service to our existing and future customers throughout Switzerland.”

“For a market innovator such as sunrise, Nokia’s EDGE solution is ideal for enabling advanced mobile services,” says Daniel Clauss, Head of Customer Account Team, Nokia Switzerland.  “The deployment of the EDGE network will play an important role in sunrise’s continued success in the Swiss market, and we are pleased to continue our strong relationship with sunrise with this project.”

About sunrise

sunrise is the leading independent telecommunications provider in Switzerland.  Over 2.23 million customers enjoy the benefits of sunrise mobile, fixed network, and Internet services.  The nationwide GSM dual-band network provides cutting-edge mobile services to over 99% of the population.  A wide range of high-quality voice and data services are provided via a high-performance fiber optic network with a total length of more than 7000 kilometers.  As a founding member of the Starmap Mobile Alliance, an association of leading European mobile communications providers, sunrise offers its customers access to first-class services even while they are abroad.  sunrise is the brand name of TDC Switzerland AG.  The TDC Group owns 100% of the share capital of TDC Switzerland AG.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

Nokia, Networks

Communications

Tel.  + 358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

Notes to editors

EDGE is a truly global 3G technology that brings a seamless coverage and capacity extension for high-end mobile data services, such as streaming, high-quality video/audio clips, browsing and corporate data access.  EDGE operates in GSM networks and does not require additional licenses for operators.  Nokia has 50 public EDGE network references worldwide, and has launched 44 EDGE-capable terminals.

PRESS RELEASE

September 7, 2005

Nokia launches annual Recognition Program for Mobile Application Developer Companies

Winners of Forum Nokia PRO Awards to Receive Free Annual Membership in Advanced Developer Program

Espoo, Finland – Nokia announced today that it is accepting applications for its Forum Nokia PRO Awards, which will be presented on the eve of the Nokia Mobility Conference (NMC) in Barcelona, November 2-3. All members of Nokia’s advanced developer support program, Forum Nokia PRO, are qualified to submit an entry for the awards, which will be presented to developers who exemplify “best practices” and who have made significant contributions to driving innovation in the mobility industry.

Recipients of the seven Forum Nokia PRO Awards, to be announced at a special developer reception on November 1, will receive 2006 Forum Nokia PRO membership at no cost, a value of more than $5,000 (U.S.), as well as a dedicated company information page on Forum Nokia’s public site.

Forum Nokia PRO was established in February 2004. It offers premium business and technical benefits that accelerate the development cycle and create larger market opportunities for qualified developers. More than 400 companies have joined the program, which provides unique benefits in technology access, business development support and marketing opportunities.

“Forum Nokia PRO members represent the most advanced and successful companies engaged in creating applications, technologies and services for the global mobility market,” said Marc Naddell, director, Forum Nokia PRO. “By launching this new awards program we can highlight the most outstanding accomplishments in this community and reward companies that are supporting growth and innovation across the mobility industry.”

The Forum Nokia PRO Awards 2005 will recognize outstanding achievement among PRO members in seven categories that are designed to broaden awareness of the most innovative and successful work in the mobile solutions and applications field today. These categories include:

• 2005 Developer of the Year Award

• Rising Star Award - Presented to application, content or solutions provider with fewer than 30 employees

• ARPU Award — Best business model for operators

• Enterprise Application - Series 60

• Enterprise Application - Series 80

• Gaming/Entertainment Application - Series 40

• Gaming/Entertainment Application - Series 60

Panel of Independent Judges

Nokia also announced today the independent panel of mobile industry journalists and analysts from around the world who will select the Forum Nokia PRO Award winners. Judges include:

• Mike Dano, reporter, RCR Wireless News (U.S.)

• Kevin Fitchard, senior editor, Telephony (U.S.)

• Glenn Letham, managing editor, SymbianOne.com (Canada)

• Bryan Ma, associate director, Asia/Pacific Personal Systems Research IDC (Singapore)

• Mark Newman, chief research officer, Informa Telecoms and Media (U.K.)

• Stuart O’Brien, editor, Mobile Entertainment (U.K.)

• Brad Smith, data/IP editor, Wireless Week (U.S.)

• Yuelong Yan, deputy editor-in-chief of Telecom World Magazine (China)

• Eric Zeman, editor-in-chief, Mobile Enterprise magazine (U.S.)

Application Process

Entries for the Forum Nokia PRO 2005 Awards program are now being accepted online. PRO members may submit entries until September 30, 2005. Pro members will be asked for details about their business activities during the last 12 months (the judging period) and they can indicate which categories they wish to be considered for.

For more information on the Forum Nokia PRO 2005 Awards program and instructions for submitting an application, PRO members should visit http://www.forum.nokia.com/pro.

About Forum Nokia

Nokia’s global developer program, Forum Nokia, connects developers to tools, technical information, support, and distribution channels they can use to build and market applications around the globe. From offices in the U.S., Europe, Japan, China, and Singapore, Forum Nokia provides technical and business development support to developers and operators to assist them in achieving their goal of successfully launching applications and services to consumers and enterprises. More information is available at www.forum.nokia.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Inquiries:

Nokia, Americas

Corporate Communications, Global Developer Program

Charles Chopp

Tel: +1 972 894 4573

Email: communication.corp@nokia.com

Nokia

Technology Communications

Tel. +358 7180 36376

PRESS RELEASE

September 7, 2005

‘State of Workforce Mobility’ study sheds light on use and understanding of mobile technology

New findings serve as a point of reference for companies deploying mobile technology; provide valuable insights from businesses at home and abroad

New York, NY, USA  – Nokia today announced the results of an extensive study into the state of workforce mobility, revealing that a disparity exists between decision makers and employees regarding the perceived and actual use of mobile technology.  The study provides a number of valuable data points regarding the adoption of mobile technology in the workplace that companies can use to easily compare their own business and mobile technology deployments to those of companies found in the whitepaper.  The insights gained through this comparison, and by looking at mobile technology deployments in other countries, will aid in planning mobile technology rollouts or addressing previously unknown issues and concerns related to mobile device use, mobile applications, security and fixed-to-mobile convergence.

The survey conducted by Simpson Carpenter from January through April of this year, questioned 6,000 enterprise mobility decision makers and employees in the United States, Germany and China in an effort to gain insight into the use of mobile technology, its purchase and implementation, and staff usage and habits related to mobility.  The detailed findings are available today in white paper format.  The three countries presented in the study were chosen in order to look at geographical differences and similarities to build a valid snapshot of three diverse areas.

“As part of Nokia’s efforts to be a valued resource on the topic of mobile technology, the state of workforce mobility findings will prove useful and informative to companies, whether they’re looking to apply learnings to their own business or are simply interested in having a better awareness of business mobility in countries around the world,” said Olivier Cognet, vice president, strategy and business development , Nokia Enterprise Solutions.  “The study presents a varied mix of both validating data, and at times surprising new insights into the perceived uses of mobile technology and employees’ feelings toward it.”

The study findings released today examine:

• adoption of mobile technology by company size

• the disconnect between decision makers and employees regarding the use and understanding of mobile technology

• the similarities and differences between the United States, Germany and China regarding mobile technology

• mobile device use for work purposes

• mobile application deployment

• the security of mobile technology

• fixed-to-mobile convergence

• service and support

• and additional technologies such as Wireless LAN and Virtual Private Networks

For more information on the state of workforce mobility survey, or to read the detailed findings, visit http://www.nokia.com/nokia/0,8764,330,00.html

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Nokia, Americas

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

Nokia, APAC

Tel +65 6723 2323

Email: communications.apac@nokia.com

www.nokia.com

PRESS RELEASE

September 7, 2005

Nokia to serve as one-stop resource for businesses enabling workforce mobility

Businesses expecting Nokia to provide know-how and means to successfully enable business mobility according to research

New York, NY, USA – Nokia today announced an initiative to provide businesses with the resources they need, the know-how and the means, to successfully enable workforce mobility.  Over the next twelve months, Nokia will provide reference materials for businesses and employees on mobile technology strategies and use, their deployment and implementation, and controlling costs and building ROI.  Nokia will also further bolster its integrated portfolio of business offerings with the introduction of significant new mobility products and services to be announced in the next three months.  These offerings will drive considerable cost savings, productivity benefits, and promote ease-of-use for companies of all sizes and industries, facts that will be showcased by Nokia customers.

“What if every employee got to choose his or her own PC or laptop hardware, operating system, applications, service provider and security policies, and the IT department had to manage and support it all?  For most companies, that is exactly what’s happening today with mobile technology,” said Olivier Cognet, vice president, strategy and business development , Nokia Enterprise Solutions.  “Nokia wants to be the partner of choice for companies in deploying mobile technologies that take advantage of new ways of working, and a valued resource to IT staff and employees alike.”

According to Nokia-sponsored research conducted by Simpson Carpenter, more than half of today’s employees in countries around the world have purchased their own mobile devices, such as a mobile phone or PDA, that they use for work.  At the same time, employees are demanding more access from these devices to enterprise applications, such as email and the corporate network, in order to be more effective at work and stay connected to what’s important to them no matter where they happen to be.  Companies are expecting to rely heavily on device manufacturers as their trusted advisor on workforce mobility.  According to the study, businesses will depend on device manufacturers for the bulk of their end-to-end mobile technology needs more than any other partner company.  Nokia believes that it is positioned to address the mobile technology needs of businesses better than any other player in the market.

As a means of enabling workforce mobility, Nokia’s integrated portfolio of business offerings addresses each piece of the mobile technology puzzle.  The portfolio includes Nokia devices, applications, security, support and professional services, while working together with partners and channels to deliver customized solutions for each customer.  Offerings are built on four key cornerstones: being simple to deploy, manage and use; being connected to eliminate the boundaries of both distance and technology; being intelligent enough to make communication affordable and respond to changing company and employee needs; and being trusted to protect sensitive corporate data and systems.

Through this initiative Nokia intends to optimize the return on companies’ telecommunications investment while increasing employee productivity.  For the IT department, these offerings provide secure, cost-effective, easily managed options for mobilizing the company that work with existing IT infrastructures, while employees have access to the people and information they need whenever they need it using smartphones connected to the company network.

For more information on Nokia’s workforce mobility initiative, or to stay up to date on new announcements and information related to it, visit http://www.nokia.com/business.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media inquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Nokia, Americas

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

Nokia, APAC

Tel +65 6723 2323

Email: communications.apac@nokia.com

www.nokia.com

PRESS RELEASE

September 8, 2005

Nokia supplies WCDMA 3G network including HSDPA to Eurotel in the Czech Republic

Espoo, Finland - Nokia and Czech mobile operator Eurotel Praha, have signed an agreement for the supply of WCDMA 3G network including the Nokia High Speed Downlink Packet Access (HSDPA) solution, continuing Nokia’s long-term role in the development of Eurotel’s mobile network. The deal is Nokia’s first 3G contract in the Czech Republic.

Under the agreement, Nokia delivers core and radio networks including the HSDPA solution and the Nokia IP Multimedia Subsystem (IMS). Nokia also provides the Nokia NetAct(TM) network management solution, and services for network planning and implementation, operation and maintenance, and training.

The Nokia HSDPA solution is a software upgrade to the 3G network with which data speeds will go up to 1-2 Mbps in the first phase.

“We see 3G as a crucial step in ensuring our market leadership, and fulfilling the demand of our customers”, says Tomáš David, Chief Strategy Officer of Eurotel Praha. “We are confident that Nokia’s expertise in 3G WCDMA deployment and its ability to respond to our needs will ensure we are able to offer our customers the most advanced 3G services.”

“Nokia is proud to collaborate with Eurotel on its initiative to make 3G services a reality in the Czech Republic,” says Matti Palomäki, Country Director, Networks, Nokia. “Our high quality product portfolio makes a strong business case for Eurotel to provide competitive 3G services to its customers.”

About Eurotel Praha, spol. s r.o.

Eurotel Praha, spol. s r. o., reported more than 4.4 million customers in its network at the end of June 2005. The mobile telephone networks of Eurotel 900/1800 MHz and 450 MHz cover a territory which has 99 percent of the population of the Czech Republic (more than 10 million people). Eurotel holds a UMTS license for the operation of 3rd generation mobile services.

As well as services for post-paid customers on billed tariffs, Eurotel offers prepaid cards under the brand name Go and a full range and content of multi-media services, including video, MMS, voice services, WAP and SMS. Eurotel is the only mobile operator in the Czech Republic which offers the two most advanced GSM (wireless) data transfer technologies. The high quality of Eurotel services includes SuperSound technology, which ensures a clean voice connection and 397 roaming partners in 160 countries around the world.

Eurotel Praha is a limited liability company (spol. s r. o.), and is owned (100%) by CESKÝ TELECOM, a. s.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

September 9, 2005

Exercises with stock options of Nokia Corporation

Espoo, Finland - A total of 2,389 shares of Nokia Corporation (“Nokia”) were subscribed for based on Nokia’s 2003 employee stock option plan. This resulted in an increase of EUR 143.34 in Nokia’s share capital and an increase of EUR 28,252.97 in shareholders equity. The new shares carry full shareholder rights as from the registration date, September 9, 2005, and the shares have been admitted to public trading on the Helsinki Exchanges as of the same date together with the old Nokia share class (NOK1V).

As a result of the increase, the share capital of Nokia is currently EUR 266,026,415.34 and the total number of shares is 4,433,773,589 including the shares that are held by the company.

Media enquiries:

Nokia

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Email: press.office@nokia.com

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PRESS RELEASE

September 13, 2005

Nokia Brings Mobile email Solution to the Corporate Masses with Nokia Business Center

New software gives businesses the ability to change where and how people work

New York, NY, USA / Espoo, Finland – Nokia announced today the Nokia Business Center, a new software solution enabling collaborative business applications for the mobile world, starting with push email.  Nokia Business Center brings mobile email to the corporate masses, changing the economics of mobile email adoption so that employees at all levels can reap the rewards of virtually anytime, anywhere access to their corporate email.  Nokia Business Center complements Nokia’s existing portfolio of today’s popular email solutions available for its business-optimized mobile devices.

Nokia Business Center is designed to expand the universe of potential mobile users by leveraging the broad availability of standard mobile phones and by providing a two-tier client strategy. The standard client will be licensed on an unlimited basis with each Nokia Business Center server. A more richly featured professional client will be available for a minimal upgrade fee. The product is a Java-based solution that can be deployed on any Java MIDPI 2.0-capable phone, once certified by Nokia. Initially, Nokia Business Center will support mobile email over the Nokia 9300 smartphone, Nokia 9500 Communicator, as well as the Nokia 6630, Nokia 6680, Nokia 6681, and Nokia 6682 integrating with Microsoft® Exchange Server 2003, followed shortly by support for Lotus Notes® and Domino®, and an expanded range of Nokia certified devices.

“Company management and IT departments face pressure from all sides when it comes to selecting an appropriate mobile email application, such as being easy to use, easy to integrate with existing infrastructure and cost savings.  With Nokia Business Center, these issues are easily addressed to give companies a scalable solution that fits their needs,” said Dave Grannan, general manager of Nokia’s Enterprise Solutions Mobile Email group. “Nokia Business Center allows users to connect with their corporate email while on the go, and allows businesses to implement strict security measures while delivering mobile applications in a cost-effective manner.”

The standard Nokia Business Center client offers the ability to compose, read and delete email, manage local folders, and provides support for working offline, in addition to push-email and state-of-the-art security.  The standard client also includes support for English, French, German, Italian and Spanish.  The professional client version offers all the features of the standard version as well as a rich, graphical email experience similar to using desktop email.  Other professional client version features include support for handling meeting requests, sorted views, full attachment support, the ability to access any employee’s contact information from the company’s corporate directory, the ability to search local folders, and more.

“Today’s mobile professionals require constant access to their email and corporate networks and ensuring that they have the best capabilities to do this is part of our job,” said Jorge Reis, senior vice president of operations at Telstra International. “This latest initiative from Nokia further demonstrates their capability to provide state-of the-art wireless technology applications. Telstra Inc. has a long history of supporting and building solutions for Nokia and we are very pleased to be associated with this latest project.”

“Nokia Business Center is an impressive email solution that will allow our enterprise customers to successfully and efficiently provide mobile workers access to their corporate email on a range of mobile devices,” said Gustavo Leal, subdirector of Value Added Services at Telcel/Mexico, the leader of mobile telecommunications services in Mexico.  “We are currently conducting a market trial of the solution and we are optimistic that Nokia’s email solution can open the door for us to grow our base of mobile executives, increase brand loyalty to Telcel, as well as create significant customer savings through quick installation. We are pleased to work hand-in-hand with Nokia, recognized as a global leader in mobility, as they continue expanding their presence in the enterprise space.”

“We have selected Nokia Business Center as our mobile email solution because it operates seamlessly with our existing infrastructure,” said Duncan Scott, CIO of Sea Containers, a global transportation company.  “We also believe that Nokia’s platform is a great value and gives us maximum flexibility both now and in the future. In addition, Nokia’s known competence in the area of security addresses our strict corporate security requirements covering information stored on devices, back-office systems and transmitted over networks.”

For a secure email experience, Nokia Business Center offers a streamlined data transfer path that communicates directly with devices rather than the “store and forward” method used by most mobile email solutions. In addition, Nokia Business Center offers end-to-end encryption of data transport, storage and over-the-air synchronization.

“Nokia has a solid product portfolio that is very compelling,” said Gene Signorini, Director Wireless/Mobile Enterprise Solutions for Yankee Group.  “Adding a wireless email solution to their name will make their offering really stand out in this market space.”

“We selected Nokia Business Center as our mobile email solution for its standards-based approach that supports variety of networks, devices and platforms that, in turn, provide us great value and maximum flexibility now and going forward,” said Mark Sollazo, president & CEO for SynerComm. “In addition Nokia’s legacy in the security space was the answer to our strict corporate security requirements ranging from the information stored in the device, to the back-office and even for the data traveling over the networks.”

Nokia offers a comprehensive service portfolio for Nokia Business Center ranging from Technical Support to Implementation, Professional Services and Technical Training.  Nokia’s services are available to better serve customers and enable a successful end-to-end enterprise mobile email deployment.

Nokia Business Center can be purchased from select carriers and accredited resellers and will be available in the Americas and EMEA in the fourth quarter of 2005.  Pilots will begin in other markets during the fourth quarter.

For features and technical information about Nokia Business Center, please visit http://www.nokia.com/business.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

Nokia, Americas

Communications

Tel. +1 972 894 4573

E-mail: communication.corp@nokia.com

Nokia, APAC

Communications

Tel +65 6723 2323

E-mail: communications.apac@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

September 13, 2005

Nokia Expands Business Portfolio with Mobile email

Company looks to knock down barriers in order to mobilize entire corporate email market

New York, NY, USA /Espoo, Finland - Nokia announced today that it will expand its focus on the business world with the launch of its new software solution, Nokia Business Center, which delivers business applications and mobile email for smartphones and business-optimized mobile devices.  Nokia’s goal is to change the economics of mobility, making applications like mobile email more affordable, intuitive and collaborative so employees have more freedom to work, while companies realize greater return on investment. This vision is in line with Nokia’s goal to be the mobile device provider of choice for businesses of all sizes, while delivering a simple, integrated mobile voice and application experience.

The mobile email market is vast and untapped.  Industry experts report there are 650 million corporate email inboxes in use today, while current corporate mobile email subscribers number less than 10 million.  In a recent survey among IDC’s Mobile Advisory Council members whose organizations had mobilized at least one business function, wireless email was virtually universal having been deployed by 82 percent of these organizations.

“We are focused on changing the economics of mobile email adoption with Nokia Business Center.  As the leading mobile phone manufacturer in the world, we have the distinct advantage of being able to make a great mobile business device that can be used to make phone calls, do email, or use other applications. Considering 70 percent of people who use popular email devices also carry a mobile phone, the opportunity for us to provide one device and solution that perfectly addresses both the voice and data experiences is tremendous,” said Mary McDowell, executive vice president of Nokia’s Enterprise Solutions business group. “In the current landscape, many industry players are going after a slice of the potential mobile email market. Nokia is going after the full 650 million corporate email inboxes. We want to knock down the barriers to mobilizing the entire corporate email market.”

McDowell continued, “We have the background, legacy, and experience to excel in this marketplace, and we intend to do so. We have only just begun to offer businesses the type of cost-effective, easy-to-use, and reliable business solutions they are seeking.”

Nokia is poised to meet the needs of companies across the globe as it expands its strategy to focus on business customers. Nokia’s integrated portfolio of business offerings includes Nokia devices, applications, security, support and professional services, while working together with partners and channels to deliver customized solutions for each customer.  The company’s vision around business – enabling workforce mobility – is supported by industry experts and offers a compelling opportunity for success.

“Worldwide enterprise wireless email adoption has only begun to scratch the surface, just as a fraction of the hundreds of millions of corporate email seats that have mobile access in the world is approaching two billion wireless subscribers,” said Stephen Drake, program director IDC’s Mobile Software Services. “Successful providers delivering corporate mobile email solutions must address the need for mass market adoption.”

“By collaborating broadly with emerging and established mobile email solutions players, and offering our own capability with the launch of Nokia Business Center, Nokia offers businesses a broad choice of mobile e-mail solutions, delivery options, and deployment methods to create a mobile e-mail environment for their specific needs,” said Scott Cooper, vice president, Mobility Solutions of Nokia’s Enterprise Solutions business group.

“The combination of Nokia’s powerful brand, worldwide reach, and extensive carrier relationships make them a market leader in enterprise mobility,” said Danny Shader, CEO, Good Technology. “Nokia Business Center will drive even greater demand for Nokia-powered handhelds, and we’re happy to collaborate closely with them to deliver a broad set of applications that include and extend beyond enterprise messaging.”

“We are working closely with Good Technology and our common carrier partners to deliver comprehensive enterprise solutions on Nokia business devices,” continued Cooper.  “GoodLink and GoodAccess complement Nokia Business Center and will provide an end-to-end handheld computing experience, including access to mission critical enterprise applications such as email, CRM, ERP and Unified Messaging, for Nokia’s customers and channels who select Good’s SLA-backed software and service.” Along with other email partners, Nokia offers the broadest choice of critical email solutions businesses are seeking today.

“The nature of our work requires that many of our staff often travel and work remotely,” said Mark Newall, a partner in Accenture’s Communications & High Tech practice in the United Kingdom. “Participating in the UK pilot for Nokia Business Center will allow us to explore different communications options and gain further insight into the mobile enterprise solutions the market is demanding.”

“Nokia is differentiating its enterprise Wireless email solution with a Network Operations Center-independent approach that will gain attention from operators and enterprises seeking cost effective alternatives in an increasingly crowded space,” said Kevin Burden, program manager, IDC Mobile Device Service.

As part of Nokia’s mobile application strategy, Nokia is working with operators around the world to deliver Nokia Business Center via operator-branded services and client software.

“We are currently conducting a pilot of Nokia Business Center for mobile email, calendar and contacts,” said Miroslaw Bielicki, vice president of Polkomtel SA, a Polish network operator of Plus GSM. “Plus GSM is considering the addition of Nokia Business Center to its ‘Mobile Office’ services portfolio, pending a successful test period. These services enable mobile work beyond the office, and provide instant access to information located on enterprise mail servers, such as email, calendar and contacts.”

Nokia Business Center can be purchased from select carriers and accredited resellers and will be available in the Americas and EMEA in the fourth quarter of 2005.  Pilots will begin in other markets during the fourth quarter. For features and technical information about Nokia Business Center, please visit http://www.nokia.com/business, or view the accompanying detailed product announcement also made today.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

Nokia, Americas

Communications

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

Nokia, APAC

Communications

Tel +65 6723 2323

Email: communications.apac@nokia.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www..nokia.com

PRESS RELEASE

September 15, 2005

System Rush Demo Now Available for Download

Buckle-in and test drive the futuristic racer for the N-Gage platform

Espoo, Finland,  – Nokia today announced that the demo for System Rush, the futuristic racing game developed exclusively for the N-Gage platform is now available for download. This sample of the System Rush experience will whet the gamers’ appetite for the rush of racing in a cyber-punk world of underground hackers. Featuring two playable co-vecs (code vehicles) and three tracks in the ultra-secure KGBX network, the demo is now available for download on the System Rush website at www.systemrush.com and can be shared with friends via Bluetooth wireless technology.

Developed by Ideaworks3D, System Rush is packed with intense multiplayer features, including four-player shadow racing in the N-Gage Arena or white-knuckle one-on-one battles via Bluetooth connection. Gamers can race through the world’s most secure corporate networks to recover evidence to clear their name. Players can pilot one of 11 co-vecs and tear through over 50 intense races in five unique game worlds.

About N-Gage

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online high-quality 3D multiplayer game play over Bluetooth wireless technology and GPRS. The N-Gage device also offers unique online games services as well as a comprehensive and growing games catalogue from the leading game publishers. Nokia is the world leader in mobile communications. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation.

Media Enquiries:

Nokia, Multimedia

Communications

Tel: +358 7180 45667

Nokia, Americas

Press Desk

Tel: +1 972 894 4573

E-mail: n-gage.media@nokia.com

Nokia, Asia Pacific

Communications

Tel: +65 6723 2323

E-mail: communications.apac@nokia.com

www.n-gage.com/press

www.nokia.com

Copyright © 2005 Nokia. All rights reserved. Nokia, N-Gage and System Rush are trademarks or registered trademarks of Nokia Corporation. Bluetooth is a registered trademark of Bluetooth SIG, Inc. Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information.

PRESS RELEASE

September 15, 2005

movistar chooses Nokia to expand its GSM/GPRS mobile network in Chile

The expansion of voice and data service consolidates movistar’s leadership in the development of the most advanced mobile telephony solutions in the Chilean market.

Espoo, Finland - Telefónica Móviles Chile has signed an agreement with Nokia to expand its movistar branded GSM/GPRS mobile telephone network nationwide, continuing the operator’s commitment to deliver the best and most advanced technology in the Chilean market.  The expansion will increase the network coverage and will improve its capacity to transmit mobile data and voice to movistar customers.

“Nokia already has demonstrated the capacity to deliver and start up our EDGE/GSM and GPRS networks, fulfilling the most demanding norms,” says Oliver A. Flögel, General Manager, movistar Chile. “This new contract will allow us to grow as we evolve toward more advanced mobile services, allowing us to deliver to our five million customers the latest products and value added services with the best coverage.  Our daily efforts are oriented to satisfying the communications requirements of Chileans, making sure that mobile technology makes life easier.”

“We are very pleased to further strengthen our strong business relationship with movistar in Chile, allowing them to offer to their customers the most advanced mobile services and technology,” says Patricio Valenzuela, Account Director, Networks, Nokia.

Under the contract, Nokia will expand and update movistar’s radio network nationwide, including Nokia base stations and base stations controllers, as well as an expansion of the operator’s GPRS network.  Nokia will also provide services that include planning, set up and network optimization.

With this agreement Nokia continues as the sole GPRS and GSM radio access network supplier to Telefónica Móviles Chile. In October 2003, Telefónica Móviles Chile launched Latin America’s first commercial EDGE services with the Nokia EDGE solution.

About movistar

movistar is the trademark which unifies Telefónica Móviles’ operations in the Chile,  where it is the market leader, with  more than 5 million customers and a vanguard position in the launch of the most innovative products and services. At the beginning of this year, Telefónica Móviles integrated the operations of Telefónica Móvil of Chile and Bellsouth Chile into one company, consolidating its local service with the launch of its new brand for the Hispanic market, movistar.

About Telefónica Móviles, S.A.

Telefónica Móviles is one of the world’s largest mobile operators and the leading cellular company in the Spanish- and Portuguese-speaking markets. The company has operations in 15 countries across three continents and a customer base that totalled 86.4 million at June 30, 2005.  At present, Telefónica Móviles’ customer base totals more than 88 million.

During 2004, Telefónica Móviles obtained revenues of 11.828 billion euros, or 17.5% more than in 2003. EBITDA rose 5.3% in the year, to 4.701 billion euros, while net profit totalled 1.634 billion euros.

Telefónica Móviles is a founding member of the FreeMove alliance of European mobile operators.  The company’s shares trade on the Spanish stock exchanges and the New York Stock Exchange under the ticker symbol TEM.

For further information, see our website at www.telefonicamoviles.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 38198

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

Gerencia de Comunicaciones MOVISTAR

e-mail: comunicaciones@telefonicamoviles.cl

Tel. +56- 2- 3395450

Tel. +56- 2- 3395120

Feedback Comunicaciones S.A.

Tel. +56- 2- 2061429

E-mail: mlarrain@feedback.cl

Mobile: +56-8-2193350

PRESS RELEASE

September 16, 2005

Travel the Virtual World with New Screens from System Rush on the N-Gage Platform

Espoo, Finland, - System Rush from Nokia invites you to tour GlobeNet’s virtual world through the eyes of a cyber-punk hacker. Your itinerary features places that the typical tourist does not see – you’ll make your way through some of the most hostile GlobeNet networks – and you won’t be in a rental car, airplane or bus – a Co-Vec (code vehicle) will be your mode of transportation. From South America to Russia, System Rush offers intense racing and multiplayer action on the N-Gage game deck.

Download the new screens and begin your GlobeNet world tour at www.extranet.n-gage.com

Here is a quick guide to the stops on your global adventure:

• Russia – KGBXTREME Systems – A commercial offshoot of the defunct Russian security service, KGBX is a major player in the GlobeNet security market. Their system is rumored to be so well monitored that attempted hackers have had their brains fried…

• South America – Highlife Pharmaceuticals – Known for manufacturing “lifestyle” drugs with questionable chemical components, Highlife has purchased large swaths of the rainforest for farming plants with medicinal properties.

• East Coast USA - Heavenly Dollar Trading Corp – One of the largest financial institutions in the global economy, Heavenly Dollar Trading Corp uses its muscle to crush competitors and remain on top. It is said that top executives use witchdoctors, clairvoyants and mystics to forecast economic trends.

• Europe – SoSecure International – SoSecure is a leading corporation in the security sector, known for cyber and biotech security products. They have ties to military around the world, and are researching human technology implants. Stay away from their dangerous cyber-animals…

• Japan – The Fat Daddy Investment Bank – Known for being both extremely wealthy and unscrupulous, those in the know say that Fat Daddy has organized crime connections. Top executives are in prison for siphoning government funds, and that is just the tip of the iceberg.

About N-Gage

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online high-quality 3D multiplayer gameplay over Bluetooth wireless technology and GPRS. The N-Gage device also offers unique online games services as well as a comprehensive and growing games catalogue from the leading game publishers. Nokia is the world leader in mobile communications. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation.

Media Enquiries:

Nokia, Multimedia

Communications

Tel: +358 7180 45667

Nokia, Americas

Press Desk

Tel: +1 972 894 4573

E-mail: n-gage.media@nokia.com

Nokia, Asia Pacific

Communications

Tel: +65 6723 2323

E-mail: communications.apac@nokia.com

www.n-gage.com/press

www.nokia.com

For assets go to www.extranet.n-gage.com

Copyright © 2005 Nokia. All rights reserved. Nokia, N-Gage and System Rush are trademarks or registered trademarks of Nokia Corporation. Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed  information.

PRESS RELEASE

September 19, 2005

Nokia joins eclipse foundation as strategic developer and board member

Contributes J2ME Tooling to Open Source Community

Ottawa, Canada/Espoo, Finland – Nokia and the Eclipse Foundation today announced that Nokia has joined the Eclipse Foundation as a Strategic Developer and Board member. Nokia will support the work of the Eclipse open source community by contributing software and developers to a proposed new Eclipse project.

As a Strategic Developer in the Eclipse Foundation, Nokia will lead a project to create a framework for mobile Java developer tools, including complete tooling support for J2ME (Java 2 Micro Edition). The project will deliver a sustainable mobile tools offering for all developers and companies who wish to create mobile Java applications and build commercial tools for Java. Nokia plans to donate several components of its existing Java development tools technology as well as actively develop new software to introduce tools for the creation of both MIDP (Mobile Information Device Profile) and CDC (Connected Device Configuration) based mobile Java applications. Furthermore, Nokia plans to use the Eclipse tools platform widely in its tools portfolio and will actively contribute to several existing Eclipse projects beyond the scope of Java.

“By working closely with Eclipse, and proposing a new open source mobile development tools project, we will provide the more than two million registered developers in our Forum Nokia program with complete integrated tool packages optimized for Nokia platforms, ,” said Pertti Korhonen, executive vice president and chief technology officer, Nokia. “In addition, developers creating mobile applications will be able to work more efficiently and achieve greater productivity by using the same Integrated Development Environment (IDE) for multiple programming languages and software platforms.”

“Nokia’s membership in Eclipse reinforces our commitment to open source initiatives,” Mr. Korhonen added. “This important step enables us to simplify our creation of tools and further harmonize our development tools offering across all Nokia software platforms.  We expect to benefit from open source innovation and to create interest and active participation in Nokia-led mobile tools projects for the benefit of all members of the Eclipse community.”

Nokia’s Eclipse initiatives date from 2004 when it announced support for the Eclipse platform in the Nokia Developer’s Suite for J2ME and the Nokia Mobile Server Services SDK. Also starting in 2004, Nokia contributed key development resources and leadership to the Embedded Rich Client Platform (eRCP) project at Eclipse. Nokia also has provided the ability for Java developers to integrate any Nokia platform SDK supporting MIDP into the Eclipse environment and will make additional Eclipse tools announcements in 4Q 2005 as part of its plan to host the majority of its tools offerings in Eclipse.

“Mobile computing is an important part of Eclipse’s future and supports our goal of delivering a universal tools platform,” said Mike Milinkovich, executive director, Eclipse Foundation. “We are pleased to have an industry leader like Nokia on board as a Strategic Developer and actively leading key new projects focused on J2ME and mobility.”

About Eclipse Foundation

Eclipse is an open source community whose projects are focused on providing an extensible development platform and application frameworks for building software.  Eclipse provides extensible tools and frameworks that span the software development lifecycle, including support for modeling, language development environments for Java, C/C++ and others, testing and performance, business intelligence, rich client applications and embedded development.   A large, vibrant ecosystem of major technology vendors, innovative start-ups, universities and research institutions and individuals extend, complement and support the Eclipse Platform.

The Eclipse Foundation is a not-for-profit, member supported corporation that hosts the Eclipse projects.    Full details of Eclipse and the Eclipse Foundation are available at www.eclipse.org.

About Forum Nokia

Nokia’s global developer program, Forum Nokia connects developers to tools, technical information, support, and distribution channels they can use to build and market applications around the globe. From offices in the U.S., Europe, Japan, China, and Singapore, Forum Nokia provides technical and business development support to developers and operators to assist them in achieving their goal of successfully launching applications and services to consumers and enterprises.  www.forum.nokia.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media enquiries:

Nokia, Americas

Communications

Global Developer Program

Charles Chopp

Tel:  +1 972 894 4573

E-mail: communication.corp@nokia.com

Nokia, Technology Platform

Communications

Tel: +358 7180 36376

Eclipse Foundation

Chantal Yang, Schwartz Communications for Eclipse

Tel: +1 781 684 0770

E-mail: eclipse@schwartz-pr.com

Trademarks: All trademarks and registered trademarks are the property of their respective owners.

PRESS RELEASE

September 19, 2005

Rock And Roll On The Go With the Nokia 6630 Music Edition

New music player and bundled memory card make mobile music easy

Espoo, Finland - Nokia today announced the Nokia 6630 Music Edition, a special music version of the iconic 3G smartphone. The Nokia 6630 Music Edition has been designed with enhanced music functionality to make it convenient for you to take your music collection with you while on the move.  Shipping later this month, the Nokia 6630 Music Edition is available for European, Middle Eastern and African markets.

“The Nokia 6630 Music Edition is a fantastic combination of music, smartphone and 3G,” said Tuula Rytilä-Uotila, Director, Imaging EMEA, Nokia. “You can carry a good portion of your music collection with you where ever you go and with the Nokia Audio Adapter, you can quicky connect your favorite set of music headphones.”

The updated music player makes it easier than ever to manage and play your music files. The included 256-megabyte memory card lets you store up to 15 CDs worth of music while support for up to 1 GB RS-MMC means you’ll never have to be without your favorite tunes. You can transfer music to the Nokia 6630 Music Edition quickly and easily, with the included Nokia PC Suite software or with the bundled Nokia USB MMC/SD reader. Connecting your favorite headphones is a snap with the Nokia Audio Adapter and its 3.5 mm stereo jack.

Available in either Rustic Red or Aluminum Grey, the Nokia 6630 Music Edition is easy to personalize with a new selection of themes and ring tones pre-installed. You can also benefit from the wide range of smartphone features, including a 1.3 megapixel camera, mobile broadband access with WCDMA networks, mobile email, streaming video and much more.

Nokia today also launched the Nokia Music Pack, a bundled package of enhancements that makes it easy to enjoy your music collection on your mobile device. The package includes the Nokia Audio Adapter, the Nokia 256 MB MMC Card, the Nokia USB MMC/SD reader and Nokia Stereo Audio Cable. You can even share your mobile music experience by plugging your compatible phone – like the Nokia 6630 Music Edition — into your home stereo with the audio adapter and stereo audio cable.*

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45667

Nokia

Communications

Tel. +358 7180 34900

* Compatible models include the Nokia 3230, the Nokia 6230, the Nokia 6230i, the Nokia 6260, the Nokia 6630, the Nokia 6680, the Nokia 6681, the Nokia 6682, the Nokia 7710, the Nokia 9300, the Nokia 9500, the Nokia N70 and the Nokia N90

For visuals of the Nokia 6630 Music Edition and the Nokia Music Pack, please visit www.nokia.com/press

PRESS RELEASE

September 20, 2005

Strap on Your Seatbelts – System Rush On The N-Gage Platform Speeds into Retail Stores

Espoo, Finland - Nokia is proud to announce that System Rush for the N-Gage platform is shipping to retail stores. A futuristic racing game, System Rush straps players into the pilot seat of a Co-Vec (code vehicle) where they wreck havoc by racing through the hostile networks of virtual corporations. Developed exclusively for the N-Gage platform by Ideaworks 3D, System Rush offers intense multiplayer experience, including four-player shadow racing in the N-Gage Arena and white-knuckle one-on-one battles via Bluetooth connection.

“System Rush is not your typical racing game,” said Gregg Sauter, Director, Games Publishing, Nokia. “We took care to create a tangible, futuristic world with remarkable rivals that gamers would yearn to race.  With killer house music to set the scene, this title invokes the thrill of competing against elite hackers as the player dashes along the G-force inducing twists and turns.”

In System Rush, the player must clear his name of a global cyber crime by locating a code embedded deep within the corrupt GlobeNet networks. With a choice of 15 unique Co-Vec vehicles, the gamer will drift, grip and glide past enemies through 15 insane tracks as he fights to clear his good name.

Gamers can experience the adrenaline of competing through head-to-head battles via Bluetooth connection or delve into the racing community of the N-Gage Arena. With options to unlock limited edition cars, the N-Gage Arena offers additional multiplayer features, including four-player shadow racing, player profiles, online league tables that celebrate outstanding players, and downloadable race clips.

More information is available on www.SystemRush.com.

About N-Gage

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online high-quality 3D multiplayer game play over Bluetooth wireless technology and GPRS. The N-Gage device also offers unique online games services as well as a comprehensive and growing games catalogue from the leading game publishers. Nokia is the world leader in mobile communications. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation.

Media Enquiries:

Nokia, Multimedia

Communications

Tel: +358 7180 45667

E-mail: press.office@nokia.com

Nokia, Americas

Press Desk

Tel: +1 972 894 4573

E-mail: n-gage.media@nokia.com

Nokia, Asia Pacific

Communications

Tel: +65 6723 2323

E-mail: communications.apac@nokia.com

www.n-gage.com/press

www.nokia.com

For assets go to www.extranet.n-gage.com

Copyright © 2005 Nokia. All rights reserved. Nokia, N-Gage and System Rush are trademarks or registered trademarks of Nokia Corporation. Bluetooth is a registered trademark of Bluetooth SIG, Inc. Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information.

PRESS RELEASE

September 21, 2005

Vodafone selects the Nokia 6680 smartphone in its Japanese lineup

Espoo, Finland - Continuing to build the success of its highly popular 3G product, Nokia today announced that the Nokia 6680 device will be available through Vodafone K.K. in Japan.  The stylish Nokia 6680 3G WCDMA terminal will be marketed in Vodafone’s lineup under the name “Vodafone 702NK II (Nokia 6680)”. The device is expected to be commercially available in Japan starting from late October.

The Nokia 6680 (Vodafone 702NK II), specially customized for Vodafone K.K., delivers highly sophisticated 3G functionality in an attractively styled, compact form. One of the few products in the WCDMA market with truly international roaming capability, the Nokia 6680 (Vodafone 702NK II) allows consumers to enjoy various 3G services provided by Vodafone K.K., including the Vodafone live!, international roaming video calls and video streaming services in or outside of Japan. Additionally, the owners of the device will get access to the famous Vodafone live! email system.

The full-fledged smartphone feature set of the Nokia 6680 (Vodafone 702NK II) is enriched by robust data communication functions including WCDMA and Bluetooth wireless technology, which makes it fast and convenient to browse the Internet, send and receive emails with attachments, and link with other electronic devices such as PCs. These features make the Nokia 6680 (Vodafone 702NK II) a first-class tool for conducting business, whether in the office or out and about.

“With its elegant design, robust feature set and sophisticated functionality, the Nokia 6680 has become the best-selling WCDMA device globally,” said Heikki Tenhunen, President of Nokia Japan. “We are very pleased to expand its availability to new customer groups, and regard this development as an important milestone in entering the Japanese mass market.”

The Nokia 6680 is the third Nokia 3G product available in the Vodafone K.K. lineup. The Nokia 6630 (Vodafone 702NK) was added to the Vodafone K.K. portfolio in December 2004, and the Nokia 6650 (V-NM701) became available in August 2003.

Detailed information about Nokia 6680 (Vodafone 702NK II) and its services can be found from Vodafone’s website www.vodafone.jp. For more information about the global version of the product, please visit www.nokia.com/6680.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45751

Nokia Japan

Communications

Tel. +81 3 5759 7459

PRESS RELEASE

September 21, 2005

Nokia Introduces Nokia 2652, fold design for new growth markets

Major milestone reached – one billionth Nokia mobile phone sold this summer

Espoo, Finland - Expanding its wide range of elegant and affordable phones for consumers in emerging markets, Nokia today unveiled the Nokia 2652 phone. The stylish and functional Nokia 2652 fold model builds on the success of the award-winning Nokia 2650, adding two new design motifs, ‘Cell’ and ‘Fleur’ with dark gray and pearl white key mats for consumers to choose from.  It is expected to be commercially available in October 2005 with an estimated retail price of 100 EUR before subsidies or taxes. The Nokia 2652 will be available in Europe, Middle East, Africa and the Greater China region.

Mobile subscriptions hit 2 billion

While the global mobile subscription base has now reached the significant milestone of two billion mobile subscriptions worldwide, Nokia sees plenty of untapped opportunities and is committed to drive growth in new growth markets, like Brazil, Russia, India, China and countries in Africa. In these markets, affordability of mobile communications for subscribers is the key factor.

“We are working with operators to offer affordable phones and solutions that reduce the total cost of ownership of the handset and mobile services,” says Kai Öistämö, Senior Vice President, Mobile Phones, Nokia. “Nokia was the first vendor to focus on an extensive range of products and network solutions in fast growing markets, and we remain committed to introducing affordable, attractive phones with well-considered features and innovative network solutions to meet the communication needs of consumers in these markets.”

“It is equally important for us to work closely with government bodies to overcome possible barriers that are preventing forward momentum. With the right combination of mobile phones, network solutions, services and a regulated environment, we envision a mobile landscape where operators can profitably offer mobile services to a broader range of consumers for as little as USD 5 per month. When the cost of mobile services becomes this affordable, we foresee the growth curve in growth markets accelerating sharply,” adds Öistämö.

Nokia sells one billionth mobile phone

“The continued rapid growth in mobile subscriptions has exceeded even the mobile industry’s own estimates. Since the early 1990’s we have seen voice go truly wireless and mobile phones evolve from voice centric to feature driven devices.  Earlier this summer, Nokia sold our one billionth mobile phone – a Nokia 1100 sold in Nigeria,” says Öistämö. “It will be new growth markets like Nigeria that will fuel the growth towards three billion subscribers by 2010.”

As the industry leader in mobile devices, Nokia has introduced hundreds of innovative mobile phone models since the early 1980’s. The company has manufactured mobile phones in high volumes since the beginning of 1990’s, when the first digital networks were introduced. In 1998, Nokia announced it had manufactured its 100 millionth mobile phone, and became the world’s largest mobile phone manufacturer. In 2004, Nokia was the clear market leader in mobile devices with volumes of 207 million units.

Photo caption: “New growth markets like Nigeria will fuel the growth that will result in half the world’s population being connected.” — Kai Öistämö, Senior Vice President, Mobile Phones at Nokia.

(photo can be found on www.nokia.com/press)

Nokia Facts / “Did you know?”

• Since Mobira Senator car phone introduction in 1982 to the Nokia 2652 introduction today, Nokia has introduced around 400 phone models to all major analogue and digital standards.

• Nokia’s first iconic product, the Nokia 2100 series that was introduced in 1994, sold nearly 20 million units in its time.

• The world’s best-selling phone, the Nokia 3310 / 3330 sold 126 million units from its launch in 2000 until its “retirement” earlier this year. For comparison, the combined total of all Nokia phones sold between 1991 and 1998 is 100 million.

• If all the Nokia 3310/3330 phones sold were laid end-to-end, the line would stretch from Helsinki, Finland to Santiago, Chile - over 13,500 kilometers.

• In 1991 Nokia sold 800 000 phones. In 2004, it manufactured 207.7 million phones, which equals 6.5 phones per second.

• Nokia consumes 100 billion components on annual level. On average, one phone includes up to 400 components.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Mobile Phones

Communications

Tel. +358 7180 40549

Nokia

Communications

Tel. +358 7180 34900

www.nokia.com

PRESS RELEASE

September 22, 2005

Nokia opens its first 3G Mobile Services Development Center in Taiwan

Cultivating Taiwan’s mobile applications industry

Taipei, Taiwan/Espoo, Finland - Nokia today announced the launch of a number of programs to cultivate Taiwan’s mobile services industry as it enters the era of 3G multimedia communication. These programs include the official opening of Nokia’s first 3G based Mobile Services Development Center (MSDC), a joint program with Taiwan’s Institute for Information Industry (III) for the establishment of localized training centers, and a partnership with Chunghwa Telecom to launch Taiwan’s first ever mobisode campaign, the first mobile film festival to be held in the Asia Pacific region. Mobisodes are brief videos specifically designed to be watched on a mobile phone.

Nokia has chosen Taiwan to set up its first Mobile Services Development Center due to Taiwan’s strong innovation and developing capability.  The Center will focus on developing 3G mobile contents and services. Taiwan is also known for its early adoption of new technologies.

“These factors combine to make Taiwan the best incubating environment,” said Wei Yuan, Vice President, NET CMO China.  “In addition, with 3G gaining momentum around the world, we created the Mobile Services Development Center to facilitate the joint development of mobile content services and applications for the Chinese-speaking community.  We also wish to promote cooperation through the integration of the entire local 3G industry as well as share innovative products with the entire Chinese community.”

With 3G already well established in Taiwan, the region’s telecom industry is blessed with the opportunity to experiment with the rich and diversified services offered by 3G technologies.  The local mobile market is anxious to try more and more innovative mobile products.

“Nokia’s 3G system has been selected by the top 3 operators in Taiwan,” said Mike Wang, Hong Kong Regional General Manager, Networks, Nokia China.  “Nokia plays a vital role in this market and would like to ensure that the 3G market is a great success here.  We’re not only an end-to-end solution provider, but are also actively offering a complete platform for cutting-edge 3G applications and mobile services in Taiwan. We believe our platform will facilitate the upgrading of capability and products of local mobile content and application providers. “

The MSDC will work closely with Taiwan authorities, operators, and partners to develop quality products and solutions to bring a brand new and exciting mobile experience to local consumers.

To create innovative mobile value-added contents that dovetail with Taiwan’s consumers, the Mobile Services Development Center has joined hands with reputable international and domestic content and application providers.  Furthermore, the Nokia Mobile Services Development Center is going to leverage 3G test bed equipment to offer an IOT Lab, which will facilitate IP multimedia application advancement.  It will also offer certification to local mobile applications developers.  Nokia Taiwan and III will offer Symbian courses to strengthen the competencies of local developers.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Networks

Communications

Tel. + 358 7180 38198

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

PRESS RELEASE

September 22, 2005

Mobile TV trial goes live in UK

Oxford, UK - In a UK first, EastEnders, Coronation Street, CSI and Lost are just some of the TV programmes up to 400 O2 customers, living and working in Oxford, will be able to watch live on an advanced mobile phone from next week.

O2 and Arqiva (previously known as NTL Broadcast) have teamed up with Nokia as well as the leading terrestrial and satellite broadcasters to kick-off the UK’s first trial of full multi-channel mobile TV. 16 channels are being offered to O2 customers, including BBC ONE, BBC TWO, BBC News 24, ITV 1, ITV 2, Channel 4 and Five, which will provide a core of mainstream channels coupled with programmes from British Eurosport, Cartoon Network, CNN, Discovery Channel, MTV, ShortsTV, Sky News, Sky Sports News and Sky Travel.

Customers will be able to select their favourite programme from an on-screen service guide, search for specific items as well as set their handset to alert them when a show starts. The trial will run for up to six months and is designed to test and showcase the televisual capabilities of the next generation mobile services. It will look at how people choose to catch up on their favourite TV shows, how they watch the latest music videos and keep up to date with the news and sport when on the move, and provide an understanding of how much customers are willing to pay for the service.

The service is based on the new DVB-H (digital video broadcasting – handheld) transmission technology and works by beaming a signal to a digital TV receiver, which is attached to Nokia’s 7710 smartphone, transforming it into a portable TV. DVB-H is ideally suited to sending high-quality, digital TV pictures from a single source to multiple users in a way that complements the one-to-one video streaming which is already possible via today’s GPRS and 3G mobile data networks.

Dave Williams, O2’s chief technology officer, said: “Increasingly, new forms of content are making their way onto mobile devices – music, in particular, is already booming – and the latest buzz is about television. There will be many millions of mobile TV viewers worldwide by 2010.

“As an emerging industry, mobile TV will require a willingness of operators, regulators, broadcasters and handset suppliers to strike new deals. Regulators need to licence new spectrum, which will allow global economies to exist, broadcasters and publishers will need to tackle digital rights issues and operators develop workable revenue sharing partnerships. By establishing relationships through activities such as this, we hope that potential challenges will be minimised and mobile TV becomes a commercial reality sooner than is currently possible.”

Hyacinth Nwana, Arqiva’s managing director, mobile media solutions, commented: “We’ve pulled together an extremely strong and varied 16-channel line-up, reflecting the range of content that our original research identified as desirable for a mobile television service.  In Europe all evidence points to mobile TV being mass market.  Oxford will address the critical success factors such as scalability, consumer experience, content mix and consumer choice.”

Mark Selby, Nokia’s Vice President, Sales, Multimedia, added: “The Oxford trial is an important step in the roll out of mobile broadcast TV, building on the recent successful trial in Helsinki, Finland. Consumer reaction and usage patterns will help the broadcast and mobile industries understand what content viewers want to see on this exciting new technology. The Oxford trial will add valuable new research and it will be followed by multiple trials in Europe, Asia and America. Nokia is pleased to be working with O2, Arqiva and the many content producers participating in this trial.”

In addition to aggregating the content and operating the trial service, Arqiva is providing the DVB-H transmitter network that will cover an area of 120 sq km centred on Oxford.  O2 customers taking part in the trial do not pay to watch the TV element of the trial, however all voice and data calls are charged under their existing tariff plan. Nokia has provided the handsets and is working on a new range of devices for the future with in-built DVB-H capabilities.

About OK plc

O2 plc has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as a leading mobile Internet portal business. All of these businesses are branded as ‘O2’. The company is a founding member of Starmap Mobile Alliance, has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service. In addition, O2 has established the Tesco Mobile and Tchibo Mobilfunk joint venture businesses in the UK and Germany respectively.

O2 has nearly 25 million customers and some 15,000 employees. It reported revenues for the year ended 31 March 2005 of £6.683 billion. Data represented 26% of total service revenues in the quarter ending 30 June 2005.

About Arqiva (previously known as NTL Broadcast)

Arqiva, formerly the broadcast division of NTL Group, has a 50-year history in transmission and has helped pioneer the technologies of the digital age.  22 million UK homes receive ITV, Channel 4 and five via Arqiva’s national transmitter networks.  The company also provides transmission for most UK independent radio stations, both analogue and digital.  In adddition Arqiva provides end-to-end media solutions to the broadcast industry across terrestrial and satellite platforms.  This includes satellite uplinking, satellite newsgathering, outside broadcast facilities, programme presentation, play-out and distribution.  With a portfolio of over 2000 radio sites across the UK, Arqiva’s Wireless Solutions group specialises in shared mobile and cellular network infrastructure, from conventional masts and towers, urban and in-building solutions to access circuits, managed back-haul and core network provision.

Arqiva’s Public Safety group provides a full range of support services to the UK police, fire, ambulance and other emergency services including design and installation of integrated telecommunications systems, radio system maintenance and fully managed services.  www.arqiva.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

O2 plc

David Nicholas, Director of Communications, O2 plc

Email: david.nicholas@o2.com

Tel: +44 771 575 9176

Simon Gordon, Head of Media Relations, O2 plc

Email: Simon.Gordon@o2.com

Tel: +44 771 007 0698

O2 press office: 01753 628402

Arqiva

Bruce Randall, Arqiva, Winchester

Email: bruce.randall@arqiva.com

Tel: +44 (0)1962 822582

Fax: +44 (0)1962 822374

Hannah Bailey/Emma Hutchinson

Nelson Bostock Communications

Email: hannah.bailey@nelsonbostock.com

Tel: +44 (0)20 7229 4400

Fax: +44 (0)20 7792 7411

Nokia

Nokia, Multimedia

Communications

tel. +358 7180 45725

www.nokia.com

PRESS RELEASE

September 22, 2005

Nokia and T-Mobile Combine Form and Function in Latest Flip Phone

Feature-packed Nokia 6101 phone appeals to broad audience of value conscious, sophisticated consumers

Irving, Texas and Bellevue, Washington, USA – In most purchasing decisions, consumers are usually faced with a choice between style and affordability. Often times choosing one meant sacrificing the other, but not anymore. T-Mobile USA and Nokia today announced the introduction of the all-new Nokia 6101 phone at T-Mobile retail stores and authorized dealers and online at www.t-mobile.com. This petite powerhouse is the newest member of the T-Mobile portfolio and also becomes a part of the T-Mobile To Go pre-paid line-up.

Boasting an appealing combination of size, style and features, the Nokia 6101 phone weighs in at a svelte 3.4 ounces and sports a classic black and silver folding case which flips open to reveal a full range of features that appeal to a broad range of mobile phone users. Whether you are heading back to school and need the hottest phone to maintain your social status or on the road for business and need something simple, small and full of functionality, the Nokia 6101 handset provides consumers with the ideal solution to suit their needs, whatever they may be.

“Nokia and T-Mobile have a long history of bringing stylish and innovative products and services to consumers, and our combined efforts to create the Nokia 6101 phone is the latest example of this shared commitment to excellence,” said Paul Chellgren, vice president of sales for Nokia. “The Nokia 6101 offers a carefully engineered balance of compact size, classic style and powerful features in a desirable folding design. When combined with T-Mobile’s Get More® wireless service, the Nokia 6101 phone becomes a truly unbeatable choice for consumers.”

With the Nokia 6101 phone T-Mobile customers will have various multi-media options at the tips of their fingertips including:

• An integrated VGA camera to capture video clips and conventional images using the large 1.8-inch main color display, or self portraits using the color external display

• A built-in stereo FM radio with headphones

• Support for Java-based games and HiFi Ringers™ from T-Mobile’s T-Zones service

• An integrated speakerphone

“The new Nokia 6101 phone is an excellent device for customers who want a stylish phone that packs in a lot of features but at an affordable price,” said John Clelland, senior vice president of Segment Marketing for T-Mobile USA.  “Also as part of the T-Mobile To Go offering, the Nokia 6101 phone strengthens what we believe is already the coolest device line-up available for prepaid customers.”

About T-Mobile USA, Inc.

Based in Bellevue, Wash., T-Mobile USA, Inc. is a member of the T-Mobile International group, the mobile telecommunications subsidiary of Deutsche Telekom AG (NYSE: DT).  T-Mobile USA’s GSM/GPRS voice and data networks in the United States (including roaming and other agreements) reach more than 260 million people.  In addition, T-Mobile operates the largest carrier grade, commercial wireless broadband network in the United States, providing Wi-Fi at more than 6,000 public locations throughout the country with further access at over 20,000 international roaming locations.  Through its Get More® promise, T-Mobile provides customers with more minutes, more features and more service.  For more information, visit the company Web site at www.t-mobile.com.  T-Mobile® and Get More® are federally registered trademarks of Deutsche Telekom AG and T-Mobile USA respectively.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Americas

Media Relations

Tel: +1 972 894 4573

E-mail: communication.corp@nokia.com

Nokia

Communications

Tel: +358 7180 34900

PRESS RELEASE

September 23, 2005

Nokia to supply Connect eRefill solution to Jiangxi MCC in China

Espoo, Finland - Nokia has signed a contract for the delivery of the Nokia Connect eRefill solution to Chinese mobile operator Jiangxi Mobile Telecommunication Co. Ltd. (Jiangxi MCC).  The solution allows the operator to offer account top up via SMS and balance transfer for its subscribers. Nokia Connect eRefill solution will enable the operator to implement micro prepaid services for its subscribers allowing mobile users with tight budgets to recharge their accounts and call more often. The service will cover the Jiangxi province.

The contract between Nokia and Jiangxi MCC marks a new Nokia Connect eRefill reference for Nokia and the first delivery of the Connect eRefill solution to the Chinese market.  The deal includes systems integration services as well as servers, software, comprehensive customization, and Nokia NetAct(TM) Network and Service Management System -related features to which the Connect eRefill solution will be connected.

“In China, Connect e-refill enables a brand new mobile service, and a new business mode and consumption habit,” says Mr. Huang Rigao, General Manager of Jiangxi MCC. “We are delighted to deliver these new exciting services to our customers in the Jiangxi province.”

As a new and innovative mobile communications service, SMS-based e-refill is different from traditional voucher-based prepaid card service. By supporting recharging of small values, it is a cost-effective and flexible mobile service solution. Mobile subscribers can recharge their mobile phone prepaid accounts via SMS through the authorized distributors of Jiangxi MCC: this adds convenience and makes prepaid recharging more affordable. With the balance transfer functionality, subscribers can also send prepaid top-ups to their friends and family.

“Nokia is committed to the successful cooperation with Jiangxi MCC,” says Peter Wang Xiang, General Manager Networks China, Nokia. We are proud to support their efforts to offer service innovations to their mobile subscribers.”

The deliveries will begin in mid-September. The trial system has already been implemented and is in pre-commercial use at the moment. The new commercial system is estimated to be operational in December.

Cooperation between Nokia and Jiangxi MCC began in 1995. Nokia has supplied several GSM network expansions to the operator.

About Jiangxi MCC

Jiangxi Mobile Communications Corporation Ltd. is one of the wholly owned subsidiaries of China Mobile (HK) Ltd. and has offices in eleven cities and 85 districts in the province. Jiangxi MCC has 70 per cent market share in the province.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. 358 7180 38198

Nokia

Communications

Tel. +358 7180 34900

www.nokia.com

PRESS RELEASE

September 23, 2005

Games Workshops UK Games Day showcases Warhammer 40,000®: Glory in Death™ on the N-Gage Platform

Microsite Goes Live at www.gloryindeath.com

Espoo, Finland – Nokia, Games Workshop and THQ Wireless will showcase Warhammer 40,000: Glory in Death on the N-Gage platform, at Games Workshops UK Games Day, in Birmingham, United Kingdom this coming Sunday, September 25, 2005. At the same time the online micro-site dedicated to the highly anticipated game will be launched at www.gloryindeath.com.

UK Games Day is Games Workshop’s premier tabletop wargaming event in the world. It is their largest promotion and a day designed to highlight the size, splendour and excitement that is the Games Workshop tabletop wargames hobby. This day will give fans of Warhammer 40,000 the opportunity to play an early production version of the Warhammer 40,000 experience on the N-Gage platform.  Fans will discover how the game has been authentically transferred to the N-Gage platform, enabling gamers to play war-games in single player, two player Hotseat with one N-Gage game deck, or two player head-to-head via Bluetooth connection and N-Gage Arena, Nokia’s global mobile online gaming community.

Timo Toivanen, Games Product Marketing Manager, Games Business Program, Nokia said “The development team behind the production of Warhammer 40,000: Glory in Death are true fans of the intellectual property, and I believe fans of Warhammer 40,000 will have a first hand opportunity to see the care, respect and attention taken on adapting their beloved Universe.” Toivanen continues, “The micro-site for the Warhammer 40,000: Glory in Death game for the N-Gage platform is the global shop-window to millions of Warhammer 40,000 fans.  Launched today, the site contains a teaser trailer, an exclusive scriptwriter interview and a plethora of information never seen before on the game.”

Warhammer 40,000 fans at the UK Games Day will be also able to pick up limited edition Warhammer 40,000: Glory in Death silicone bracelets only available at the N-Gage booth, where fans will be able to see the game in all its glory.

Warhammer 40,000: Glory in Death on the N-Gage platform is expected to take over N-Gage gamers’ world in early 2006.

Visit the website at www.gloryindeath.com.

About Games Workshop

Games Workshop is the world’s largest tabletop wargames company. Based in Nottingham, UK, it designs, manufactures and distributes its range of Warhammer and Warhammer 40,000 games, miniature soldiers, and novels, through more than 300 of its own Hobby centres, mail order, Internet and independent retail channels in more than 50 countries worldwide. Further details on the company can be obtained at www.games-workshop.com.

Games Workshop, Warhammer, Warhammer 40,000, Warhammer 40,000: Glory in Death and all images, races and characters from the Warhammer 40,000 universe are either (R), TM and/or (C) Games Workshop Ltd 2000-2005, variably registered in the UK and other countries around the world. All rights reserved.

About THQ Wireless

THQ Wireless Inc., a subsidiary of THQ Inc., is a global leader in mobile entertainment, offering a wide range of wireless products, including games, personalization products, information services and messaging based on top licenses such as the WWETM, Star Wars, popular Nickelodeon properties and professional sports leagues including the NFL, NBA, NHL, MLB and the NHRA.  In addition to wireless entertainment products, THQ Wireless’ controlling interest in MINICK gives the company access to one of the largest premium messaging networks in the world in order to offer a broad range of services from content distribution to mobile marketing campaigns and place the company at the forefront of this rapidly growing messaging market.  Headquartered in Calabasas, California, THQ Wireless has offices worldwide, in addition to distribution agreements through wireless carriers across the globe.  Further information can be found at www.thqwireless.com

About THQ

THQ Inc. is a leading worldwide developer and publisher of interactive entertainment software.  The company develops its products for all popular game systems, personal computers and wireless devices.  Headquartered in Los Angeles County, California, THQ sells product through its global network of offices located in the United States, United Kingdom, France, Germany, Spain, Korea and Australia.  More information about THQ and its products may be found at www.thq.com and www.thqwireless.com. THQ, THQ Wireless and their respective logos are trademarks and/or registered trademarks of THQ Inc.

About N-Gage

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online high-quality 3D multiplayer game play over Bluetooth wireless technology and GPRS. The N-Gage device also offers unique online games services as well as a comprehensive and growing games catalogue from the leading game publishers. Nokia is the world leader in mobile communications. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation.

Media Enquiries:

Nokia, Multimedia

Communications

Tel: +358 7180 45667

Nokia, Americas

Press Desk

Tel: +1 972 894 4573

E-mail: n-gage.media@nokia.com

Nokia, Asia Pacific

Communications

Tel: +65 6723 2323

E-mail: communications.apac@nokia.com

www.n-gage.com/press

www.nokia.com

Copyright © 2005 Nokia. All rights reserved. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation. Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information.

Warhammer 40,000: Glory In Death Copyright © Games Workshop Ltd 2005.  All Rights Reserved.  Games Workshop, Space Marines, Space Wolves, Space Marine Chapters and Chapter Insignia, Orks, Eldar, Chaos Space Marines, Warhammer, Warhammer 40,000 and all associated marks, names, races and race insignia, characters, illustrations and images from the Warhammer 40,000 Universe and the Glory In Death game are either ®, TM and/or © Games Workshop Ltd 2000-2005, variably registered in the UK and other countries around the world.  All

Rights Reserved. THQ, THQ Wireless and their respective logos are trademarks and/or registered trademarks of THQ Inc. All rights reserved.  All other trademarks, logos and copyrights are property of their respective owners.

PRESS RELEASE

September 26, 2005

Nokia 3250: A music phone with a twist.

Music-driven mobile phone features dedicated music keys, storage for up to 750 songs

Berlin, Germany/Espoo, Finland - The Nokia 3250, Nokia’s newest music phone, grabbed the spotlight of Nokia Trends, an electronic music festival that took place in Berlin, Germany this weekend. This unique design twists to transform a traditional phone keypad into dedicated music keys. The Nokia 3250 stores up to 1 Gigabyte (750 songs) of high quality music and offers 10 hours of music play. In addition, consumers can take advantage of the Nokia 3250’s two-megapixel camera and smartphone capabilities. The triband GSM 900/1800/1900 model is expected to start shipping in the first quarter 2006 with an estimated retail price of 350 EUR before subsidies or taxes.

“Nokia connects people to their passions – music – and as the world’s largest manufacturer of digital music players, Nokia is leading the charge to make mobile music widely accessible. The XpressMusic feature brand, also introduced today, makes it easier for consumers to identify those Nokia devices which are specifically designed to listen to music,” says Kai Öistämö, Senior Vice President, Mobile Phones, Nokia. “One of the first devices to feature the XpressMusic mark is the Nokia 3250, which is going to stop music fans in their (favourite) tracks. Its unique twist design makes it quick and easy to switch between the music keys, the regular keypad and the camera mode.”

By twisting the Nokia 3250 keypad 180 degrees, consumers can toggle between the music controls and the traditional phone keypad. The music player of the Nokia 3250 supports a wide array of digital music formats such as MP3, WMA, M4A and AAC, making it easy to load and transfer music. Additionally, songs can be downloaded over-the-air while on the go and favourite songs can be set as ringtones. The Nokia 3250 supports microSD memory cards of up to 1 Gigabyte with storage capacity for up to 750 songs. An FM radio with Visual Radio client complements the Nokia 3250’s complete music package.

Drag and drop to manage your music

Using the Nokia Audio Manager software, users can convert their favourite CDs into digital music files, and “drag and drop” their personal music collections and favorite playlists directly from their computer. Headphones can be connected to the Nokia 3250 via the 3.5mm connector of the Nokia Stereo Headset-HS-20, making the list of available enhancements even longer. For the best audio experience, Nokia is working to ensure that the Nokia 3250 is compatible with a number of accessories from industry leading brands such as Bose®, Harman Kardon®, JBL® and Sennheiser Electronic.

The Nokia 3250 comes with a two-megapixel camera, which is activated in the landscape mode by twisting the Nokia 3250’s phone’s keypad 90 degrees. With a few simple strokes, images can be instantly shared with others via MMS, or printed on a compatible printer via Bluetooth wireless technology.

The Nokia 3250 is based on the Series 60 platform and Symbian OS, offering a broad set of features and messaging functionalities and enabling third-party application developers to create their own music applications. Those applications can be downloaded and installed on the Nokia

3250. Bridging smartphone capabilities with music on the go, the Nokia 3250 has a talktime of up to 3 hours.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Mobile Phones

Communications

Tel. +358 7180 45748

Nokia

Communications

Tel. +358 7180 34900

www.nokia.com

Editor’s note:

Kai Öistämö, Senior Vice President, Mobile Phones, will host an audiocast for members of the media on Monday, September 26 at 14:15 to 15.00 Finnish time to discuss the Nokia 3250 and the Nokia XpressMusic feature brand.

To access the audiocast, please dial:

+44 (0) 1452 562 716

Accompanying visuals to the audiocast will be available through: www.nokia.com/press/26092005pressconference

PRESS RELEASE

September 26, 2005

Nokia Introduces “XpressMusic” – A Dedicated Mobile Music Feature Brand

Feature brand serves to distinguish and promote music-optimized Nokia mobile devices

Espoo, Finland - Nokia, the world leader in mobility, today introduced “Nokia XpressMusic”, a dedicated feature brand that makes it easy for consumers to identify Nokia’s growing portfolio of music-optimized mobile devices. Each mobile device with Nokia XpressMusic shares key features that ensure the best mobile music experience, including dedicated music key(s), music pause/resume on incoming calls, support for 3.5 mm connectors and extended battery life for easy and convenient music listening. The announcement coincides with the introduction of the Nokia 3250, Nokia’s second music optimized device, featuring dedicated music keys, over-the-air music downloading and up to 1GB of expandable memory. The Nokia XpressMusic logo will begin appearing on sales packages and promotion materials for music-optimized Nokia devices starting with the shipment of the Nokia N91 and Nokia 3250.

“Nokia has blazed a trail for music on mobiles – from personalized ringing tones to integrated FM radios and MP3 support. This year, Nokia has announced two full-featured, music-optimized mobile devices – ranging from the Nokia N91 mobile jukebox, which features 4GB of music storage, to the Nokia 3250 music phone introduced today,” said Jonas Geust, Vice President, Music, Nokia. “The Nokia XpressMusic feature brand makes it easier for consumers to identify those Nokia devices which provide a great quality mobile music experience.”

In 2004, Nokia sold more than 10 million mobile phones with an integrated digital music player. In 2005, Nokia expects that number to exceed 40 million. Nokia has introduced a range of music-enabled devices with expandable memory capacity, allowing consumers to listen to their favourite music on a single device they carry with them wherever they go – their mobile phone. Additionally, Nokia’s music-enabled devices enable consumers to download music spontaneously over-the-air, in addition to transferring music files from their PC.

To warrant the Nokia XpressMusic mark, the device must meet a number of music-specific criteria, including:

•      Great audio quality

•      Dedicated key(s) for fast and easy access to the music collection

•      Play, talk and play – music pauses when a call comes in, resumes when the call has ended

•      Use any headphones for listening with standard 3.5mm jack

•      Extended battery time (minimum of 10 hours for music)

•      Substantial storage for large number of songs

•      Create and edit playlists on the go

•      USB 2.0 support for fast and easy transfer of your music

•      Wide support of audio formats, including MP3, M4A, WMA, AAC and eAAC+

•      Easy access to over-the-air music downloads

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Mobile Phones

Communications

Tel. +358 7180 45748

Nokia

Communications

Tel. +358 7180 34900

www.nokia.com

For visuals of the Nokia XpressMusic logo, please visit www.nokia.com/press

Editor’s note:

Kai Öistämö, Senior Vice President, Mobile Phones, will host an audiocast for members of the media on Monday, September 26 at 14:15 to 15.00 Finnish time to discuss the Nokia 3250 and the Nokia XpressMusic feature brand.

To access the audiocast, please dial:

+44 (0) 1452 562 716

Accompanying visuals to the audiocast will be available through: www.nokia.com/press/26092005pressconference

PRESS RELEASE

September 26, 2005

Nokia to supply Push to talk and Presence to Etisalat in the UAE

Espoo, Finland - Emirates Telecommunications Corporation - Etisalat, has selected Nokia to supply its Push to talk over Cellular (PoC) network solution. This will be the first push to talk service in the UAE.

Nokia also provides the Nokia Presence solution, which is based on open standards and provides support to PoC, as well as to many other applications.  The Nokia Presence solution adds a whole new dimension to staying in touch by letting mobile subscribers know how and when they can reach their family, friends, or colleagues — before making a call.

With push to talk, people can use their mobile phones like walkie-talkies, communicating with a selected group or with individuals at the push of a button. Both business and private users can benefit from this simple, direct communication. Push to talk is especially suited for cases where users need to communicate occasionally but repeatedly with the same group or individual.

“Our successful cooperation with Nokia coupled with its market-leading push to talk solution made Nokia the obvious choice in deploying this attractive new service in the UAE,” said H.E. Mohammed Hassan Omran, CEO, Etisalat.

“Nokia fully supports the vision of Etisalat’s management and the successful steps already taken to transform Etisalat into a global player that provides state-of-the-art telecommunications services to its domestic, regional and international customers,” says Dr. Walid Moneimne, Senior Vice President, EMEA region, Nokia Networks. “This deal will establish a win-win relationship and provide a great opportunity for our teams to work closely while realising Etisalat’s international ambitions.”

Nokia’s end-to-end push to talk solution offers a full feature set, and it will be compliant with the upcoming OMA standard. Nokia’s solution is compatible with the IP multimedia subsystem as standardized in 3GPP, and it will be capable of supporting various push-to-media, such as video.  With 39 commercial contracts with GSM operators, and more than 30 operator trials ongoing, Nokia is leading the market for Push to talk over Cellular in GSM. There are 19 Nokia GSM PoC handsets available in the UAE.

About Etisalat

Emirates Telecommunications Corporation (Etisalat) is the current provider of telephone and Internet services in the UAE. Operating since 1976, Etisalat has consistently strived to improve its services through the adoption of the newest telecoms technology and services.

Etisalat is considered one of the most innovative telecommunications service providers in the region, with the distinction of being the first operator in the region to launch 3G GSM, and has also been recognized as achieving the highest Internet penetration in the region.

Etisalat divisions and subsidiaries include Internet services for business and consumers, a Smart card manufacturing facility, a data clearing house, Contact Centre, submarine cable laying and maintenance services, several international submarine cable links and cable laying services, an international Internet exchange, educational Academy, and Cable television provider.

Learn more about Etisalat at www.etisalat.ae

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Notes to the editor:

Nokia’s Networks business group has recently opened a regional distribution hub for mobile network infrastructure in Dubai. The location offers the ideal mix of infrastructure and transport resources to help Nokia serve growing business in the Asian subcontinent, Middle East and Africa. Nokia has also recently opened an office in the business-friendly Dubai.

PRESS RELEASE

September 26, 2005

Nokia selected as WCDMA 3G radio access network supplier by Danish TDC Mobile

Espoo, Finland - Nokia and Danish operator TDC Mobile have signed a frame agreement on the supply of WCDMA 3G radio access network (RAN). Nokia also continues to supply the GSM base station subsystem (BSS) infrastructure. This is Nokia’s first WCDMA 3G network deal in Denmark, and reinforces Nokia’s strong relationship with TDC Mobile.

Under the agreement, Nokia delivers GSM base station subsystem and WCDMA 3G radio access network infrastructure. Underlining Nokia’s strength in the services field, the contract also calls for Nokia to provide an extensive range of services including implementation, project management and care, as well as replacement services. Deliveries will start in October 2005.

“Nokia is proud to announce this new phase of collaboration to enhance TDC Mobile’s delivery of 3G to the Danish market,” says Peter Kühne, Vice President, Networks, Nokia. “This is built on our joint successes with GSM infrastructure, and extends the Nokia 3G footprint in Europe.  We are confident that TDC Mobile chose Nokia because of our ability to roll-out the network in rapid time while also ensuring quality of service. Rolling out 3G services in Denmark will be an important part of TDC Mobile’s continued success, and Nokia is very pleased to cement the relationship in this way.”

Nokia has been working with TDC Mobile since 1998, and has previously supplied GSM radio network equipment and GPRS systems to TDC Mobile.

About TDC Mobile

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as six main business lines; TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV, TDC Directories and TDC Services. TDC was privatised in 1994 and the shares are held by individual and institutional shareowners primarily in Europe and USA.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

PRESS RELEASE

September 26, 2005

First Ever Handheld Version of Settlers of Catan Arrives On The N-Gage Platform

Espoo, Finland - Nokia announced that it has started shipping Capcom’s first game on the N-Gage platform – Catan. Inspired by Klaus Teuber’s award-winning board game, Settlers of Catan, which has sold over 15 million copies, the N-Gage version finally takes the game mobile. Catan fans now have the opportunity to discover, settle and trade on the go. Catan on the N-Gage platform offers turn-based strategy multiplayer gaming for up to four players via Bluetooth wireless technology.

“Catan on the N-Gage platform is highly anticipated by the original board game fans. We believe the new mobile multiplayer version of Catan will be very popular with new fans as well,” said Gregg Sauter, Director, Games Publishing, Nokia. “ Fans also get great Japanese pop-style artwork, created by well-known illustrator Susumo Matsushita, as well as some very colorful characters.”

In Catan gamers can compete with each other to build roads, settlements and cities. Gamers will occupy new land to develop into communities with the aim of expanding their civilization and squeezing out competitors. The N-Gage Arena provides tips and hints to gamers as they roll the dice to get the commodities they need to build new roads, cities and settlements.  Players can also upload their high score to the N-Gage Arena. Catan offers a balanced mix of tactic, strategy, interaction and  — of course – luck.

About Capcom

Capcom is a leading worldwide developer, publisher and distributor of interactive entertainment. Founded in 1983, the company has created world renowned franchises including Resident Evil, Street Fighter, Mega Man, Breath of Fire, Devil May Cry and the Onimusha series. Headquartered in Osaka, Japan, the company maintains operations in the U.S., United Kingdom, Germany, Tokyo and Hong Kong. More information about Capcom and its products can be found on the company’s website at www.capcom.com.

About Catan GmbH

The Catan GmbH is the original licensor of the Catan brand and works closely with Capcom on promoting the Catan brand. The Catan designer Klaus Teuber has founded the Catan GmbH company in 2002 to promote and maintain the Catan brand, which has manifestations in board games, electronic games, literature and more. The Catan games alone have sold 11 million copies worldwide since 1995. More information about the Catan GmbH and Klaus Teuber can be found at www.catan.com and www.klausteuber.com

About N-Gage

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online high quality 3D multiplayer game play over Bluetooth wireless technology and GPRS. The N-Gage device also offers unique  online games services as well as a comprehensive and growing games catalogue from the leading game publishers. Nokia is the world leader in mobile communications. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation.

Media Enquiries:

Nokia, Multimedia

Communications

Tel: +358 7180 454667

Nokia, Americas

Press Desk

Tel: +1917 894 4573

E-mail: n-gage.media@nokia.com

Nokia, Asia Pacific

Communications

Tel: +65 6723 2323

E-mail: communications.apac@nokia.com

www.n-gage.com/press

www.nokia.com

For assets go to www.extranet.n-gage.com

Copyright © 2005 Nokia. All rights reserved. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation. Bluetooth is a registered trademark of Bluetooth SIG, Inc. Some features and services are dependent on the network, supported, digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information.

©CAPCOM CO., LTD. 2004  ALL RIGHTS RESERVED.

“Catan” is manufactured and distributed by CAPCOM CO., LTD. under the license from Klaus Teuber based on the board game “The Settlers of Catan”. “Catan” is a trademark of Klaus Teuber.

PRESS RELEASE

September 27, 2005

Nokia and CHT jointly organize first Mobile Film Festival in Asia Pacific

Contest for creative self-directed “mobisode” films welcomes imaginative talents

Espoo, Finland - Nokia is working hand in hand with Chunghwa Telecom (CHT), the leading operator in Taiwan to organize the first Mobile Film Festival in Asia Pacific from September 27th to November 9th.  During the festival, Taiwan’s first-ever contest for creative self-directed mobisodes will be held.  Mobisodes are brief videos specifically designed to be watched on a mobile phone.

The Mobile Film Festival will feature ten newly directed films, including Confession at the Front Line by Chun-Chien Lien, BOY-9-7-6-5-2-0-GIRL by Hung-I Chen, A Traveler’s Odyssey by Po-Liang Lin, Sleepwalking by Mo!relax Team, Ji-shiang Chen, Hong-Bin Chen’s G man, and another five remarkable films by talented college students like De Flower by Chia-Jen Chen. The concept for the mobisodes is based on how a ‘phone’ is interpreted by the individual directors, inspiring new thinking and novelty.  During the festival, 3G subscribers in Taiwan can view the mobisodes at a promotional rate.

Mobile communications is being transformed from voice to multimedia comprising messaging, Internet access, video and film. These changes are redefining people’s lifestyle and are opening up new frontiers also in film making.

The ten directors featured at the festival will discuss how the mobile phone, acting as the next-generation media, will impact the creative sector, general audiences, and movie industry.  Directors may leverage the varying screen size and viewing direction to create mobisodes, photography, and visual arts.  A new set of rules can apply to the acting, subtitles, soundtrack and dialog, expanding the creativity space.  Some directors suggest short mobile films will become the trend, which will attract more creative talents to mobile cinematography.

Best of all, the public is free to choose when and where to view mobisodes. Mobisodes will revolutionize creativity and viewing habits to let mobile subscribers truly experience how “Life Goes Mobile”.

Taiwan entered the 3G multimedia era earlier this year, giving the region’s telecom industry the opportunity to offer rich and diversified services such as mobisodes. The local mobile market is eager to experience the many facets of 3G contents and applications.

“Nokia is promoting the ‘Life Goes Mobile’ concept with our state-of-the-art technology and products,” says Mike Wang, Regional General Manger, Networks, Nokia. “With the inauguration of our 3G based Mobile Services Development Center last week in Taiwan, Nokia has the platform to turn mobility life into a reality.  We will team up with operators and partners to create innovative, value-added mobile content that dovetail with Taiwan’s consumers’ needs.”

About Chunghwa Telecom

Chunghwa Telecom Co., Ltd. is the largest telecommunications service provider in Taiwan and has the largest market share in all our key business lines.  Chunghwa provides an integrated and full range of telecommunications services that include fixed-line, wireless services, and Internet and data services.  The company is Taiwan’s largest cellular service provider in terms of revenues and subscribers.  It had 8.2m subscribers as of Dec 2004, giving a market share of 38% of total cellular subscribers and 35% of total cellular service revenues in Taiwan as of Dec 2004.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. + 358 7180 38198

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

September 27, 2005

Rule the road with Nokia’s NitroSpin Racer

Fast paced car racing game gives players a smooth ride on the Nokia SNAP Mobile service

Espoo, Finland – Nokia, the leader in mobile communications, announced today the launch of the cross-platform connected car racing game NitroSpin Racer, expected to be available early next year on Java enabled cell phones through its SNAP Mobile service.  Delivering gamers arcade style, top-view gameplay, roadsters can go big and race against the world or scale it back to their own circle of pals on the Web or mobile.

“NitroSpin Racer is a multiplayer, pick-up and play title that challenges the most adept mobile gamer around, yet takes only minutes to learn,” said Lisa Waits, head of SNAP Mobile at Nokia. “And because it lives within the Nokia SNAP Mobile gaming service, this game can be enjoyed by players across mobile and PC gaming platforms.”

Developed by Gamelion and supported by Nokia SNAP Mobile service, NitroSpin Racer gives gamers a multiplayer racing community with an excellent supply of cool race tracks with its Web-based track editor.  Taking full advantage of the Nokia SNAP Mobile service’s connected offering, NitroSpin Racer drivers can post global rankings, shadow race their friends’ cars, send instant messages, and publish and download an superb selection of tracks to earn respect in the connected racing community.  Racers can go head to head in a closed circuit of friends, or rip it up against the world setting to compete for the global champion title.

“At Nokia SNAP Mobile, we believe that for a mobile game to be compelling, it must possess two gameplay tenets – connected and meaningful in five minutes or less,” continues Waits.  “NitroSpin Racer delivers on both.  So much so, that on the days you’re playing NitroSpin Racer as you wait for whatever, you may just find yourself wishing your delay be a little bit longer.”

“Nitrospin Racer is community gaming at its best!” said Anton Gauffin, CEO of Gamelion Inc. “Furious racing experience is the center of Nitrospin Racer but it is the community features such as rankings, instant messaging, and track editing capabilities that really make it stand out of the crowd. Furthermore, using Nokia SNAP Mobile service to make Nitrospin Racer cross-platform, we are able link two huge gaming communities: mobile gamers and casual web gamers.”

NitroSpin Racer is expected to be available on Nokia and non-Nokia mobile phones early next year.  To download screen shots and game information, go to www.extranet.n-gage.com.  For more on Nokia SNAP Mobile service, please visit www.snapmobile.nokia.com.

About Gamelion

Gamelion is one of the fastest growing game companies in Europe. Gamelion has a successful track record of delivering the highest quality wireless games to leading publishers and players all over the world. The company has more than doubled its revenues every year since its inception.

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and secure products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

Media Enquiries:

Elena Arney or David Wilson

Access Communications for SNAP Mobile

Tel:  +415 462 1883 or +415 844 6215

E-mail:  earney@accesspr.com; dwilson@accesspr.com

Nokia, Multimedia

Communications

Tel: +358 7180 45667

www.nokia.com

www.snapmobile.nokia.com

For assets, go to www.extranet.n-gage.com

Copyright © 2005 Nokia. All rights reserved. Nokia and NitroSpin Racer are trademarks or registered trademarks of Nokia Corporation. Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information.

PRESS RELEASE

September 27, 2005

Nokia launches a collection of connected multiplayer casual games for Java enabled handsets

Nokia SNAP Mobile service allows casual gamers to go head-to-head in their favorite games

Espoo, Finland – Nokia, the leader in mobile communications, announced today that the launch of its casual games collection for Java-enabled cell phones is expected to occur later this year.  The first four titles in the series, all powered by Nokia’s SNAP Mobile service, are Blackjack, Dominoes, Backgammon and Shuffleboard. Java-enabled mobile phone users will be able to play these and many of their other favorite casual titles in real time with other users of Java-enabled mobile phones.

“What makes our SNAP Mobile casual games lineup so special is that there is something for everyone,” said Lisa Waits, Head of Nokia SNAP Mobile.  “These games have been designed from the ground up to take advantage of the unique capabilities of today’s mobile phones and networks in order to create the best possible and easily accessible gameplay experience for mobile phone gamers.”

The Nokia SNAP Mobile casual game portfolio is developed by Tucson, AZ based Octopi using the Nokia SNAP Mobile platform to enable the connected features.  All of the games will feature connected multiplayer gameplay over the wireless network, a friends list showing which friends are online to play, instant messaging with these friends, a customizable online avatar profile and image, and an in-game token system that rewards players for playing online.

“The Nokia SNAP Mobile tools have really let us push the limits of what can be done with these titles,” said Dan Kopycienski, founder of Octopi. “Developing multiplayer games for today’s fragmented landscape of devices and networks is a difficult task.  The Nokia SNAP Mobile platform and support from Nokia has allowed us to focus on what is most important: designing and implementing the best connected game experience possible.”

The Nokia SNAP Mobile casual games are expected to be available on Nokia and non-Nokia mobile phones later this year.  To download screen shots and game information, go to www.extranet.n-gage.com. For more on Nokia SNAP Mobile service, please visit www.snapmobile.nokia.com.

About Octopi

Octopi has been at the forefront of interactive media & entertainment since 1998. Located in Tucson, AZ, Octopi has established itself as a leading developer of multiplayer mobile and online games. Octopi’s game development engine, Octoplex™, supports multiple languages, the top 100+ mobile handsets, as well as other platforms such as PDA’s and web browsers. Not only does Octoplex™ allow us to provide groundbreaking cross platform games, but it also allows us to develop them faster and more efficiently for our clients like Nokia.For further information please visit www.octopi.com. .

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and secure products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

Media Enquiries:

Elena Arney/David Wilson

Access Communications for Nokia SNAP Mobile

Tel:  +1 415 462 1883/415 844 6215

E-mail:  earney@accesspr.com; dwilson@accesspr.com

Nokia, Multimedia

Communications

Tel: +358 7180 45667

www.nokia.com

www.snapmobile.nokia.com

For assets, go to www.extranet.n-gage.com

Copyright © 2005 Nokia. All rights reserved. Nokia and NitroSpin Racer are trademarks or registered trademarks of Nokia Corporation. Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information.

PRESS RELEASE

September 28, 2005

Consumer Mobile TV Trial Goes Live in France

Paris, France - CANAL + Group, SFR, Nokia and towerCast today announced the launch of a Mobile TV trial in France using the DVB-H standard. The study involves 500 consumers in total with Nokia 7710 smartphones being provided to 250 CANAL + Group subscribers and 250 SFR subscribers.

A rich and varied range of services will be available on 13 TV channels: CANAL +, i>TELE, Planète, Cinécinéma Premier, Sport+, L’Equipe TV, Equidia, Jimmy*, Canal J, France 2, France 3, MCM TV, NRJ12; 4 radio stations*: Europe1, FIP, NRJ, Skyrock; 1 short programmes channel called SFR TV*, interactive services, a programme guide and a Pay Per View service (at a later date)*.

The aim of the trial is to assess the reception quality of the proposed services, the diversity of the service package (channels, radio stations, interactive services), usage by the subscribers testing Mobile TV, consumer expectations over Mobile TV services and to identify and test the relevant business models.

Each partner will have a strong role to play within the trial:

• CANAL + is the organizer and main aggregator of the audio-visual content offering and the Broadcasting platform operator

• SFR is the telecom network operator, providing the eCommerce platform and return channel services

• Nokia is supplying the broadcasting equipment and DVB-H terminals

• towerCast is the supplier and operator of the broadcasting infrastructure for the entire test zone with its expertise in radio engineering and coverage measurement

The technology used is called DVB-H (Digital Video Broadcasting – Handheld), an audiovisual broadcasting standard derived from TNT. It offers audiovisual and multimedia content to a large number of users in optimal technical and economic conditions.

On behalf of the trial partners, the CANAL+ Group applied to the CSA for authorisation to use a test frequency to trial mobile TV via DVB-H starting on 15 September 2005. The CSA authorised this experiment on 13 September 2005, with distribution of terminals to start at the beginning of October.

The services proposed are encoded in the CANAL+ Group’s digital broadcasting centre, and sent to 3 towerCast transmitters (Porte de Bagnolet, Porte de Sèvres and Porte Maillot) for broadcasting on channel 29 (the technical ability of this channel to meet the needs of the trial were assessed in July and August 2005).

The range of subscriber types chosen to make up the user panel is as broad as possible. The testers are hired from the Paris area by the CANAL+ Group from among its CANAL+ or CANALSAT customers and by SFR from its customer base.

The trial also aims to give a clearer picture of usage among the three main types of mobile TV consumption:

• Outdoors, i.e. in the street, with short consumption periods

• On the move, in the car, on public transport, etc., with varying consumption periods from very short to far longer

• Indoors, in a waiting room, at home, with longer consumption periods.

(*) Experimental services requiring subsequent approval by the CSA

About CANAL+ GROUP

CANAL+ GROUP is France’s number one pay TV operator with 8 million subscribers. CANAL+ GROUP produces the country’s only premium channel package, CANAL+ LE BOUQUET, as well as leading theme channels. Through CANALSAT, it is market a leader on all fast-growing distribution platforms – satellite, TV over DSL and DTT – and a pioneer in new services over new broadcasting formats: TV over mobile phones, hand-held TVs, video-on-demand, high-definition TV. Group CANAL+, which is 100%-owned by Vivendi Universal, is also a key player in feature film production and distribution.

About SFR

SFR is the second-ranking mobile phone operator in France with 35,8% of market share and 16,2 million customers on 30th June 2005. It recorded turnover of 7.2 billion euros in 2004.

Its GSM/GPRS network now covers over 98% of the French population and 87% of French territory. As the first mobile operator to launch 3G in France in November 2004, SFR covers now 50% of the French population in 3G and will cover 60% at end 2005.

About towerCast

The first private French “ tower company “, towerCast owns and manages hundreds of sites for radio broadcasting (FM,DAB), digital TV, UMTS, wireless local loop and professional radio. Due to its technical expertise and proven record for more then 20 years, towerCast is today offering its experience in radio technology to audiovisual companies and telecommunication operators (fixed and mobile telephony, wireless local loop) that want to outsource the conception,deployment and hosting of their networks.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

CANAL + Group

Antoine Banet-Rivet

Tel. +33 1 71 35 00 26

Benoît Liva

Tel. +33 1 71 35 01 66

SFR

Caroline Mir

Tel. +33 1 71 07 64 82

www.sfr.fr

towerCast

Benoît Teyssandier

Tel. +33 1 40 71 49 19

Nokia, Multimedia

Communications

Tel. +358 7180 45725

www.nokia.com/mobiletv

www.nokia.com

PRESS RELEASE

September 28, 2005

Nokia N70 starts shipping

Espoo, Finland – Nokia today announced that it has started deliveries of the Nokia N70, a compact, beautifully styled, easy-to-use 3G smartphone. Incorporating a complete smartphone feature set, as well as a 2 megapixel camera, flash and front camera for video calling, the Nokia N70 comes fully equipped with a digital music player and stereo audio.

“We are proud to announce the second device to hit the market from the Nokia Nseries high performance multimedia range,” said Joe Coles, Director of imaging product marketing at Nokia. “The Nokia N70 is a great example of Nokia Nseries, combining the latest technologies and elegant design with a comprehensive set of multimedia features. Easy and intuitive mobile photography, automatic storing of those great quality shots, listening to music, reading and writing email, browsing favorite websites – the Nokia N70 is a true multimedia computer.”

With its intuitive slide and shoot design, the 2 megapixel rear camera of the Nokia N70 can be quickly and conveniently activated, while a dedicated shutter key allows for greater stability and ease of use for picture taking. Incorporating an integrated flash, 20x digital zoom capability and a range of capture scene settings, the Nokia N70 allows for spontaneous capture of great quality photos and video regardless of time and place. Additionally, while retaining full image quality, the photos or video clips can also be instantly shared with others via email or Bluetooth wireless technology.

With the new Nokia XpressTransfer storing solution, all photos and video clips on the Nokia N70 can either be manually or automatically copied to compatible PCs. Furthermore, the standard Nokia N70 sales package also includes new Adobe Photoshop Album Starter Edition 3.0 software, offering users an efficient way for viewing, finding, fixing and sharing images and video clips on their compatible PC. For a multimedia diary experience, the in-box Nokia Lifeblog software automatically organizes photos, videos, text messages and multimedia messages into a chronology for easy browsing, searching and sharing.

The smartphone features of the Nokia N70 include extensive email attachment support, Internet browser, video streaming and 3G features, such as two-way video calling* and video sharing*. An embedded email configuration tool helps users to quickly set up their preferred mobile email settings. Once set up, the user will get notification of new email and can then log on to retrieve it. The Nokia N70 also supports Symantec Mobile Security, an integrated antivirus and firewall solution.

Equipped with a digital music player and FM radio with support for Visual Radio, the Nokia N70 also doubles as a great pocketable music device. Moreover, the music experience can be taken to the next level with the separately available Nokia Music Pack, with which users can transfer music quickly from compatible PCs, listen to music through standard stereo headphones or even plug the Nokia N70 to a compatible home stereo system for stereo playback or recording.

The Nokia N70 is among the first Nokia devices to include the Catalogs Client mobile shopping application, making it easy for users to quickly discover, trial, download and purchase new applications, services and content designed for the Nokia N70. The operator-brandable interface enables seamless access to mobile content catalogs from operators or third-party sources.

A full list of features of the Nokia N70 is available at www.nokia.com/N70.

*To check the availability and cost of the service, contact your network operator or service provider.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 38194

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

PRESS RELEASE

September 28, 2005

Cingular, Nokia ‘Connect’ with Nokia 9300

EDGE-enabled Business Device First in U.S. to Feature BlackBerry Connect

San Francisco, USA  – CTIA WIRELESS IT & ENTERTAINMENT – Cingular Wireless and Nokia today introduced to the U.S. marketplace the EDGE-powered Nokia 9300 business device with BlackBerry Connect™.  Cingular is the first U.S. carrier to launch the popular BlackBerry® wireless services on a third-party handset via the BlackBerry Connect licensing program from Research In Motion (RIM) (Nasdaq: RIMM).  The Nokia 9300 will be available in the U.S. through Cingular Wireless beginning in November.

Corporate customers can now choose the Nokia 9300 business device as an option to use with the behind-the-firewall BlackBerry Enterprise Server™, and individual and small business customers can use the Nokia 9300 with BlackBerry Connect to access popular Internet Service Provider (ISP) e-mail accounts through BlackBerry Internet Service™.

In addition to offering the BlackBerry Connect e-mail solution, the Nokia 9300 device also is compatible with several third-party applications to provide individuals and businesses of all sizes with a comprehensive wireless solution operating on EDGE, the largest and fastest national wireless data network in America.  EDGE is available in 13,000 cities and towns, and along more than 40,000 miles of major highways in the U.S.

The Cingular-enabled Nokia 9300 business device with BlackBerry Connect is designed for the mobile professional seeking a high-quality combination of PDA, phone and mobile email in a sleek, compact device.  From a traditional handset on the outside, opening to a full keyboard on the inside for fast, efficient text and data input, the Nokia 9300 device offers a compelling voice and data experience.  Further, it boasts a wide, brilliant, 65,536 color screen for a best-in-class HTML desktop-like web browsing experience.

The tri-band (850/1800/1900), Symbian OS-based Nokia 9300 device delivers the high-quality voice experience that customers have come to expect from the Nokia brand, with key calling features such as five-way conference call capability, an easy-to-use speaker phone and Bluetooth® connectivity for use with an optional Bluetooth headset.

“The Nokia 9300 phone marks the convergence of two eagerly anticipated, business-focused wireless products – the Nokia 9300 and BlackBerry Connect – with Cingular’s nationwide* EDGE network, the largest and fastest national wireless data network in the U.S.,” said Kent Mathy, president, Business Markets Group, Cingular’s B2B organization.  “By bringing all of these together, Cingular is offering a truly powerful tool and complete voice and data solution both to businesses and individual users.”

“Our goals to grow the impact of mobility and be the mobile device of choice for the enterprise is an exciting opportunity that we look forward to achieving with the help of partners like Cingular Wireless and RIM,” said Mary T. McDowell, executive vice president and general manager, Nokia Enterprise Solutions. “In a marketplace where many professionals carry more than one device - one for voice, one for data - the Nokia 9300 business device is a compelling alternative for companies ready to mobilize their employees with a single reliable, manageable, business optimized device.”

“BlackBerry Connect is an important part of our global strategy to expand the reach of BlackBerry services and provide customers with a broader choice of handsets while maintaining the important benefits of the BlackBerry architecture, infrastructure and security model,” said Mike Lazaridis, president and co-CEO at Research In Motion.  “Together with Cingular and Nokia, we are providing customers with another powerful business solution that addresses the needs of both users and IT departments.”

E-mail Access

BlackBerry Connect will enable the popular, push-based BlackBerry services initially on the Nokia 9300 for those users who want to access their e-mail and prefer the look, feel and features of the Nokia phone.

In conjunction with BlackBerry Enterprise Server, corporate users of Microsoft® Exchange and Lotus Domino® can have synchronized access to their corporate e-mail as well as calendar functions, remote address book lookup and attachment viewing capabilities in a secure environment.  E-mail administrators also can take advantage of the BlackBerry Enterprise Server security features such as remote deletion of messaging data should a device be lost or stolen.  Through BlackBerry Internet Service, individuals and small business customers can use the Nokia 9300 with BlackBerry Connect to receive e-mail automatically from up to 10 ISP e-mail accounts, including popular services such as AOL, Yahoo! and Comcast.  Set-up for the individual solution is done easily via a Web-based set-up and configuration process that is started by clicking on an icon that is sent over-the-air to the Nokia 9300 desktop when the user activates BlackBerry Connect.  Customers can choose to use the corporate solution or the individual solution, or both at the same time.

Cingular also will offer a second “push” e-mail service on the Nokia 9300 – Cingular Xpress Mail – that is targeted to individuals and small businesses that want to access work and personal e-mail.  Available in Cingular retail stores and based on the popular e-mail platform from SEVEN, users have access to e-mail, calendar and contacts, and have the ability to view attachments.  Cingular Xpress Mail supports Microsoft Outlook and Lotus Notes corporate e-mail, as well as popular POP3/IMAP personal e-mail accounts.

The Nokia 9300 from Cingular also will support Nokia Business Center announced earlier this month.  The Nokia Business Center is a new software solution enabling collaborative business applications for the mobile world, starting with push e-mail.  Available through accredited resellers, the Nokia Business Center brings mobile e-mail to the corporate masses, changing the economics of mobile email adoption so that employees at all levels can reap the rewards of virtually anytime, anywhere access to their corporate email on their mobile phones.  Nokia Business Center complements Nokia’s existing portfolio of today’s popular email solutions available for its business-optimized mobile devices.

Application Ecosystem

Above and beyond e-mail, Cingular and Nokia, through Cingular’s developer program and Forum Nokia, the industry’s largest mobile developer organization, are building a business solutions ecosystem to support the Nokia 9300 device.  At its inception, there will be several third-party applications certified by Cingular for use on the device to present business customers with a compelling and complete wireless voice and data solution right out of the box.  Applications to be available at launch include those in the areas of sales force automation, field service and security.

“It’s not enough to present companies with a highly functional device enabled for a powerful network – they need to know what they can do with that device to connect to their office applications and solve the critical needs of their business in a mobile environment,” Mathy explained.  “That’s why Cingular and Nokia are working together to deliver a complete portfolio of e-mail and industry-specific applications for the Nokia 9300 to give businesses a complete set of tools to extend their key processes wirelessly into the field.”

Pricing and Availability

The Nokia 9300 business device will be available in the U.S. in Cingular retail stores, select Cingular authorized dealers, Cingular.com, and through its direct B2B sales beginning in November.  Cingular will offer the Nokia 9300 for as low as $299.99 with a two-year contract and after $50 mail-in rebate.  Customers can choose from either a $44.99 BlackBerry unlimited data plan or a $34.99 4Mb BlackBerry data plan when they also choose a qualifying voice plan. The $44.99 and $34.99 plans both include data service for BlackBerry Connect, Web browsing and other applications.  In addition, corporate customers, as needed, can purchase BlackBerry Enterprise Server for a complete enterprise messaging solution directly from Cingular and select resellers.

*Not available in all areas.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerryÒ wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

 About Cingular Wireless

Cingular Wireless is the largest wireless carrier in the United States, serving 51.6 million customers.  Cingular, a joint venture between SBC Communications Inc. (NYSE: SBC) and BellSouth Corporation (NYSE: BLS), has the largest digital voice and data network in the nation — the ALLOVERSM network - and the largest mobile-to-mobile community of any national wireless carrier.  Cingular is the only U.S. wireless carrier to offer Rollover®, the wireless plan that lets customers keep their unused monthly minutes. Details of the company are available at http://www.cingular.com.  Get Cingular Wireless press releases e-mailed to you automatically.  Sign up at http://cingular.mediaroom.com.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Media Enquiries:

Cingular Wireless

John Kampfe

908-696-4536 (office)

908-432-3473 (wireless)

Nokia

Laurie Armstrong

914-368-0423 (office)

914-473-9373 (wireless)

Brodeaur for RIM

Courtney Flaherty

212-771-3637 (office)

cflaherty@brodeaur.com